SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FYII Part 4 of 5

Part 4 of 5

New business

B1 - Geographical analysis of life, pension and investment sales

			% Growth
	2011 £m	2010 £m	Sterling	Local2 currency
Life and pensions business - Present value of new business premiums1
United Kingdom5	11,315	10,298	10%	10%
France	4,047	4,918	(18)%	(19)%
Ireland	917	938	(2)%	(4)%
Italy	2,993	4,456	(33)%	(34)%
Poland	487	603	(19)%	(18)%
Spain	1,926	2,084	(8)%	(9)%
Other Europe	521	538	(3)%	2%
Aviva Europe	10,891	13,537	(20)%	(21)%
North America	3,932	4,728	(17)%	(14)%
China	366	436	(16)%	(17)%
Hong Kong	154	169	(9)%	(6)%
India	94	96	(2)%	3%
Singapore	538	345	56%	49%
South Korea	481	405	19%	18%
Other Asia	149	166	(10)%	(12)%
Asia Pacific	1,782	1,617	10%	9%
Total life and pensions - continuing operations	27,920	30,180	(7)%	(8)%
Total life and pensions - discontinued operations4	1,085	3,178	(66)%	(66)%
Total life and pensions	29,005	33,358	(13)%	(13)%
Investment sales3
United Kingdom	1,689	1,548	9%	9%
Europe (Aviva Investors)	1,346	1,350	-	(2)%
Asia (Aviva Investors)	237	266	(11)%	(18)%
Asia	201	223	(10)%	(13)%
Asia Pacific	438	489	(10)%	(16)%
Total investment sales - continuing operations	3,473	3,387	3%	1%
Total investment sales - discontinued operations4	170	615	(72)%	(73)%
Total investment sales	3,643	4,002	(9)%	(10)%
Total long-term savings sales - continuing operations	31,393	33,567	(6)%	(7)%
Total long-term savings sales - discontinued operations4	1,255	3,793	(67)%	(67)%
Total long-term savings sales	32,648	37,360	(13)%	(13)%

1 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2 Local currency growth rates are calculated based on constant rates of exchange.
3 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
4 Current period discontinued operations represent the result of Delta Lloyd up to 6 May 2011 only.
5 United Kingdom life and pensions business includes £67 million (2010: £261 million) relating to Aviva Investors Pooled Pension business.

B2 - Product analysis of life and pension sales

	Present value of new business premiums1
			% Growth
	2011 £m	2010 £m	Sterling	Local2 currency
Life and pensions business
Pensions	5,340	4,062	31%	31%
Annuities	3,832	3,170	21%	21%
Bonds	801	1,686	(52)%	(52)%
Protection	1,025	944	9%	9%
Equity release	317	436	(27)%	(27)%
United Kingdom	11,315	10,298	10%	10%
Pensions	1,183	1,598	(26)%	(26)%
Savings	8,645	10,899	(21)%	(22)%
Annuities	119	87	37%	34%
Protection	944	953	(1)%	(2)%
Aviva Europe	10,891	13,537	(20)%	(21)%
Life	1,093	999	9%	13%
Annuities	2,839	3,729	(24)%	(21)%
North America	3,932	4,728	(17)%	(14)%
Asia Pacific	1,782	1,617	10%	9%
Total life and pensions sales - continuing operations	27,920	30,180	(7)%	(8)%
Total life and pensions sales - discontinued operations3	1,085	3,178	(66)%	(66)%
Total life and pensions sales	29,005	33,358	(13)%	(13)%

1  Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2 Local currency growth rates are calculated based on constant rates of exchange.
3 Current period discontinued operations represent the result of Delta Lloyd up to 6 May 2011 only.

B3 - Trend analysis of PVNBP - cumulative

	1Q10 YTD £m	2Q10 YTD £m	3Q10 YTD £m	4Q10 YTD £m	1Q11 YTD £m	2Q11 YTD £m	3Q11 YTD £m	4Q11 YTD £m
Life and pensions business - Present value of new business premiums1
Pensions	941	2,061	3,028	4,062	1,124	2,742	4,006	5,340
Annuities	877	1,603	2,291	3,170	785	1,610	2,434	3,832
Bonds	412	828	1,277	1,686	271	466	638	801
Protection	231	507	737	944	250	490	749	1,025
Equity release	96	195	298	436	83	160	234	317
United Kingdom	2,557	5,194	7,631	10,298	2,513	5,468	8,061	11,315
France	1,550	2,827	3,869	4,918	1,271	2,345	3,224	4,047
Ireland	247	476	680	938	280	553	757	917
Italy	1,567	3,052	3,793	4,456	874	1,778	2,517	2,993
Poland	206	319	469	603	149	305	403	487
Spain	590	1,060	1,447	2,084	524	1,015	1,425	1,926
Other Europe	125	258	382	538	151	293	422	521
Aviva Europe	4,285	7,992	10,640	13,537	3,249	6,289	8,748	10,891
North America	997	2,334	3,668	4,728	786	1,658	2,796	3,932
Asia Pacific	409	794	1,153	1,617	426	902	1,343	1,782
Total life and pensions	8,248	16,314	23,092	30,180	6,974	14,317	20,948	27,920
Investment sales2	870	1,797	2,556	3,387	869	1,830	2,682	3,473
Total long-term saving sales - continuing operations	9,118	18,111	25,648	33,567	7,843	16,147	23,630	31,393
Total long-term saving sales - discontinued operations3	1,056	2,127	2,945	3,793	921	1,255	1,255	1,255
Total long-term saving sales	10,174	20,238	28,593	37,360	8,764	17,402	24,885	32,648

1  Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
3 Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

B4 - Trend analysis of PVNBP - discrete

	1Q10 £m	2Q10 £m	3Q10 £m	4Q10 £m	1Q11 £m	2Q11 £m	3Q11 £m	4Q11 £m	% Growth on 3Q11 Sterling
Life and pensions business - Present value of new business premiums1
Pensions	941	1,120	967	1,034	1,124	1,618	1,264	1,334	6%
Annuities	877	726	688	879	785	825	824	1,398	70%
Bonds	412	416	449	409	271	195	172	163	(5)%
Protection	231	276	230	207	250	240	259	276	7%
Equity release	96	99	103	138	83	77	74	83	12%
United Kingdom	2,557	2,637	2,437	2,667	2,513	2,955	2,593	3,254	25%
France	1,550	1,277	1,042	1,049	1,271	1,074	879	823	(6)%
Ireland	247	229	204	258	280	273	204	160	(22)%
Italy	1,567	1,485	741	663	874	904	739	476	(36)%
Poland	206	113	150	134	149	156	98	84	(14)%
Spain	590	470	387	637	524	491	410	501	22%
Other Europe	125	133	124	156	151	142	129	99	(23)%
Aviva Europe	4,285	3,707	2,648	2,897	3,249	3,040	2,459	2,143	(13)%
North America	997	1,337	1,334	1,060	786	872	1,138	1,136	0%
Asia Pacific	409	385	359	464	426	476	441	439	0%
Total life and pensions	8,248	8,066	6,778	7,088	6,974	7,343	6,631	6,972	5%
Investment sales2	870	927	759	831	869	961	852	791	(7)%
Total long-term saving sales - continuing operations	9,118	8,993	7,537	7,919	7,843	8,304	7,483	7,763	4%
Total long-term saving sales - discontinued operations3	1,056	1,071	818	848	921	334	-	-	-
Total long-term saving sales	10,174	10,064	8,355	8,767	8,764	8,638	7,483	7,763	4%

1  Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
3 Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

B5 - Geographical analysis of regular and single premiums - life and pensions sales

		Regular premiums							Single premiums
	2011 £m	Local currency growth	WACF	Present value £m	2010 £m	Local currency growth	WACF	Present value £m	2011 £m	2010 £m	Local currency growth
Pensions	608	40%	4.5	2,750	435	15%	4.7	2,053	2,590	2,009	29%
Annuities	-	-	-	-	-	-	-	-	3,832	3,170	21%
Bonds	-	-	-	1	-	-	-	-	800	1,686	(53)%
Protection	158	10%	6.5	1,025	144	(5)%	6.6	944	-	-	-
Equity release	-	-	-	-	-	-	-	-	317	436	(27)%
United Kingdom	766	32%	4.9	3,776	579	9%	5.2	2,997	7,539	7,301	3%
France	81	(11)%	6.7	540	89	-	6.3	565	3,507	4,353	(21)%
Ireland	53	(20)%	3.9	205	65	(13)%	4.0	263	712	675	4%
Italy	58	14%	5.4	316	50	(53)%	5.4	270	2,677	4,186	(37)%
Poland	50	-	7.3	367	51	(32)%	9.2	468	120	135	(8)%
Spain	92	(17)%	5.4	501	109	(12)%	5.9	648	1,425	1,436	(2)%
Other Europe	87	5%	4.8	414	89	5%	4.6	412	107	126	(11)%
Aviva Europe	421	(7)%	5.6	2,343	453	(18)%	5.8	2,626	8,548	10,911	(23)%
North America	109	16%	10.0	1,088	97	7%	10.2	993	2,844	3,735	(21)%
Asia Pacific	295	21%	4.9	1,444	240	21%	4.7	1,132	338	485	(31)%
Total life and pensions - continuing operations	1,591	16%	5.4	8,651	1,369	(6)%	4.7	7,748	19,269	22,432	(14)%
Total life and pensions - discontinued operations1	73	(58)%	9.1	663	172	(14)%	9.3	1,591	422	1,587	(74)%
Total life and pensions	1,664	8%	5.6	9,314	1,541	(6)%	6.1	9,339	19,691	24,019	(18)%

1 Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

B6 - Geographical analysis of regular and single premiums - investment sales

	Regular			Single			PVNBP
	20111 £m	2010 £m	Local currency growth	2011 £m	2010 £m	Local currency growth	Local currency growth
Investment sales
United Kingdom	6	72	(92)%	1,683	1,327	27%	9%
Europe (Aviva Investors)	6	6	-	1,340	1,344	(2)%	(2)%
Asia (Aviva Investors)	-	-	-	237	266	(18)%	(18)%
Asia	-	-	-	201	223	(14)%	(14)%
Asia Pacific	-	-	-	438	489	(10)%	(16)%
Total investment sales - continuing operations	12	78	(85)%	3,461	3,160	8%	1%
Total investment sales - discontinued operations1	-	-	-	170	615	(73)%	(73)%
Total investment sales	12	78	(85)%	3,631	3,775	(5)%	(10)%

1 Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

B7 - Life and pensions new business - net of tax and non-controlling interest

	Present value of new business premiums		Value of new business		New business margin
Life and pensions (net of tax and non-controlling interest)	2011 £m	2010 £m	2011 £m	2010 £m	2011%	2010%
United Kingdom	11,315	10,298	281	254	2.5%	2.5%
France	3,376	4,340	79	100	2.3%	2.3%
Ireland	688	704	(3)	1	(0.4)%	0.1%
Italy	1,336	1,965	23	42	1.7%	2.1%
Poland	440	531	34	29	7.7%	5.5%
Spain	1,054	1,136	28	43	2.7%	3.8%
Other Europe	521	538	20	15	3.8%	2.8%
Aviva Europe	7,415	9,214	181	230	2.4%	2.5%
North America	3,932	4,728	(85)	(126)	(2.2)%	(2.7)%
Asia Pacific	1,756	1,598	55	41	3.1%	2.6%
Total life and pensions - continuing operations	24,418	25,838	432	399	1.8%	1.5%
Total life and pensions - discontinued operations1	599	1,721	-	(41)	-	(2.4)%
Total life and pensions	25,017	27,559	432	358	1.7%	1.3%

1 Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

Capital management

C1 - Capital management objectives and approach

The primary objective of capital management is to optimise the balance between return and risk, whilst maintaining economic and regulatory capital in accordance with risk appetite. Aviva's capital and risk management objectives are closely interlinked, and support the dividend policy and earnings per share growth, whilst also recognising the critical importance of protecting policyholder and other stakeholder interests.
      Overall capital risk appetite, which is reviewed and approved by the Aviva board, is set and managed with reference to the requirements of a range of different stakeholders including shareholders, policyholders, regulators and rating agencies. Risk appetite is expressed in relation to a number of key capital and risk measures, and includes an economic capital risk appetite of holding sufficient capital resources to enable the Group to meet its liabilities in extreme adverse scenarios, on an ongoing basis, calibrated consistently with the Group's strategic target of maintaining credit ratings in the AA range.
      In managing capital we seek to:
■ maintain sufficient, but not excessive, financial strength in accordance with risk appetite, to support new business growth and satisfy the requirements of our regulators and other stakeholders giving both our customers and shareholders assurance of our financial strength;

■ optimise our overall debt to equity structure to enhance our returns to shareholders, subject to our capital risk appetite and balancing the requirements of the range of stakeholders;
■ retain financial flexibility by maintaining strong liquidity, including significant unutilised committed credit facilities and access to a range of capital markets;
■ allocate capital rigorously across the Group, to drive value adding growth through optimizing risk and return; and
■ declare dividends on a basis judged prudent, while retaining capital to support future business growth, using dividend cover on an IFRS operating earnings after tax basis1 in the 1.5 to 2.0 times range as a guide.

In line with these objectives, the capital generated and invested by the Group's businesses is a key management focus. Operating capital generation, which measures net capital generated after taking into account capital invested in new business (before the impact of non-operating items) is a core regulatory capital based management performance metric used across the Group. This is embedded in the Group business planning process and other primary internal performance and management information processes.
      Capital is measured and managed on a number of different bases. These are discussed further in the following sections.

Regulatory capital
Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US and Canada) a risk charge on assets and liabilities approach is used.

Rating agency capital
Credit ratings are an important indicator of financial strength and support access to debt markets as well as providing assurance to business partners and policyholders over our ability to service contractual obligations. In recognition of this, we have solicited relationships with a number of rating agencies. The agencies generally assign ratings based on an assessment of a range of financial factors (e.g. capital strength, gearing, liquidity and fixed charge cover ratios) and non financial factors (e.g. strategy, competitive position, and quality of management).
      Certain rating agencies have proprietary capital models which they use to assess available capital resources against capital requirements as a component in their overall criteria for assigning ratings. Managing our capital and liquidity position in accordance with our target rating levels is a core consideration in all material capital management and capital allocation decisions.
      The Group's overall financial strength is reflected in our credit ratings. The Group's rating from Standard and Poors is AA- ("very strong") with a Negative outlook; Aa3 ("excellent") with a Negative outlook from Moody's; and A ("excellent") from A M Best. The outlook on the Group's rating from AM Best is "Under review with Negative Implications". These ratings continue to reflect our strong competitive position, positive strategic management, diversified underlying earnings profile and substantial liquid assets.

1The Group's accounting policy for operating profit (also referred to as Group adjusted operating profit) remains consistent with prior periods and is set out on page 44

C1 - Capital management objectives and approach continued

Economic capital
We use a risk-based capital model to assess economic capital requirements and to aid in risk and capital management across the Group. The model is based on a framework for identifying the risks to which business units, and the group as a whole, are exposed. Where appropriate, businesses also supplement these with additional risk models and stressed scenarios specific to their own risk profile. When aggregating capital requirements at business unit and group level, we allow for diversification benefits between risks and between businesses, with restrictions to allow for non-fungibility of capital where appropriate. This means that the aggregate capital requirement is less than the sum of capital required to cover all of the individual risks. The capital requirement reflects the cost of mitigating the risk of insolvency to a 99.5% confidence level over a one year time horizon (equivalent to events occurring in 1 out of 200 years) against financial and non-financial tests.
      The financial modelling techniques employed in economic capital enhance our practice of risk and capital management. They enable understanding of the impact of the interaction of different risks allowing us to direct risk management activities appropriately. These same techniques are employed to enhance product pricing and capital allocation processes. Unlike more traditional regulatory capital measures, economic capital also recognises the value of longer-term profits emerging from in-force and new business, allowing for consideration of longer-term value emergence as well as shorter-term net worth volatility in our risk and capital management processes. We continue to develop our economic capital modelling capability for all our businesses as part of our development programme to increase the focus on economic capital management and meeting the emerging requirements of the Solvency II framework and external agencies.

Solvency II
The development of Solvency II continues in 2012 with a view to complete discussions about legislation.  The key priority is concluding the discussions on the Omnibus II directive to provide clarity about the implementation date as well as the role of transitional arrangements. Once this is concluded we expect the European Commission to complete the development of the Level 2 implementing measures that will establish the technical requirements governing the practical application of Solvency II.  Aviva continues to actively participate in these developments through the key European industry working groups and by engaging with the FSA and HM Treasury to inform the ongoing negotiations in Brussels.

C2 - Capital performance

C2i -Capital generation and utilisation
The active management of the generation and utilisation of capital is a primary Group focus, with the balancing of new business investment and shareholder distribution with operating capital generation a key financial priority.
      The full-year 2011 result of £2.1 billion reinforces our confidence in the capital generation of the Group. Profits from existing life business remain strong, generating £2.3 billion of capital (2010: £2.1 billion), with a further £0.6 billion (2010: £0.6 billion) generated by the general insurance, fund management and non-insurance businesses. Capital invested in new business has reduced to £0.8 billion (2010: £1.0 billion). Investment in life new business was £0.9 billion, a reduction of £0.3 billion compared with full-year 2010. This is mainly a result of actions taken to manage the consumption of capital on writing new life products, in particular managing volumes, product mix and pricing. This reduction is partly offset by a smaller release of capital from non-life business investment of £0.1 billion (2010: £0.2 billion release).

	2011 £bn	2010 £bn
Operating capital generation:
Life in-force profits1	2.3	2.1
General insurance, fund management and non-insurance profits	0.6	0.6
Operating capital generation before investment in new business	2.9	2.7
Capital invested in new business	(0.8)	(1.0)
Operating capital generation after investment in new business	2.1	1.7

1  The life in-force profits in full year 2010 excludes the negative impact of the Delta Lloyd longevity assumption change of £0.2 billion which is included in the MCEV analysis of free surplus generated.

Operating capital generation comprises the following components:
- Operating Free surplus emergence, including release of required capital, for the life in-force business (net of tax and non-controlling interests);
- Operating profits for the general insurance and non-life businesses (net of tax and non-controlling interests).;

-  Capital invested in new business. For life business this is the impact of initial and required capital on free surplus. For general insurance business this reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

- Post disposal, all Delta Lloyd capital generation, including life business, has been included within general insurance, fund management and non-insurance profits on an IFRS basis.

As well as financing new business investment, the operating capital generated is used to finance corporate costs, service the Group's debt capital and to finance shareholder dividend distributions. After taking these items into account the net operating capital generation after financing is £1.0 billion.

	2011 £bn	2010 £bn
Operating capital generation after investment in new business	2.1	1.7
Interest, corporate and other costs	(0.6)	(0.6)
External dividend net of scrip	(0.5)	(0.5)
Net operating capital generation after financing	1.0	0.6

C2 - Capital performance continued

C2ii -Capital required to write new business, internal rate of return and payback period
As set out in C2i, the Group generates a significant amount of capital each year. This capital generation supports both shareholder distribution and reinvestment in new business. The new business written requires up front capital investment, due to high set-up costs and capital requirements.
      The internal rate of return (IRR) is a measure of the shareholder return expected on this capital investment. It is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written, including allowance for the time value of options and guarantees, is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital required to pay acquisition costs and set up statutory reserves in excess of premiums received ('initial capital'), plus required capital at the same level as for the calculation of the value of new business.
      The payback period shows how quickly shareholders can expect the total capital to be repaid. The payback period has been calculated based on undiscounted cash flows and allows for the initial and required capital.
      The projected investment returns in both the IRR and payback period calculations assume that equities, properties and bonds earn a return in excess of risk-free consistent with the long-term rate of return assumed in operating earnings.
      The internal rates of return on new business written during the period are set out below.

2011	Initial capital £m	Required capital £m	Total invested capital £m	IRR %	Payback period years
United Kingdom	155	187	342	15%	7
France	45	127	172	11%	8
Ireland	27	22	49	6%	12
Italy	24	117	141	12%	6
Poland	25	9	34	24%	4
Spain	25	70	95	23%	4
Other Europe	40	13	53	16%	6
Aviva Europe	186	358	544	14%	7
North America	27	301	328	14%	5
Asia Pacific1	56	31	87	13%	12
Total excluding Delta Lloyd	424	877	1,301	14.4%	7
Delta Lloyd2	26	27	53	10%	10
Total	450	904	1,354	14.3%	7

1 The Asia Pacific region IRR and payback period excluding Taiwan, which is held for sale, are 14% and 8 years respectively (2010: 11% and 8 years )
2 Current period Delta Lloyd represents the results of Delta Lloyd up to 6 May 2011.

2010	Initial capital £m	Required capital £m	Total invested capital £m	IRR %	Payback period years
United Kingdom	98	198	296	15%	7
France	34	202	236	9%	9
Ireland	34	17	51	5%	11
Italy	32	183	215	11%	6
Poland	16	9	25	25%	4
Spain	25	80	105	22%	4
Other Europe	41	16	57	14%	6
Aviva Europe	182	507	689	13%	7
North America	65	366	431	14%	4
Asia Pacific	62	34	96	11%	13
Total excluding Delta Lloyd	407	1,105	1,512	13.3%	7
Delta Lloyd	106	112	218	6%	16
Total	513	1,217	1,730	12.5%	8

The capital invested data above is stated gross of non-controlling interests and valued on a point of sale basis. This differs from the analysis of life and pensions earnings in notes E7 and E12 which is stated net of non-controlling interests, valued on a year-end basis and benefits from the writing of new business in the UK Life RIEESA. The reconciliation is as follows:

2011	£m
Total capital invested	1,354
Non-controlling interests	(180)
Benefit of RIEESA on new business funding	(190)
Timing and other differences (point of sale versus year end basis)	(50)
New business impact on free surplus (continuing and discontinued operations)	934

C2 - Capital performance continued

C2 iii - Analysis of IFRS return on equity

	2011
	Operating return1		Opening shareholders' funds including non-controlling interests £m	Return on equity %
	Before tax £m	After tax £m
Life assurance	2,123	1,583	14,856	10.7%
General insurance and health	903	657	4,747	13.8%
Fund management	99	69	215	32.1%
Other business	(207)	(148)	(119)	124.4%
Corporate2	(439)	(394)	(997)	39.5%
Return on total capital employed (excluding Delta Lloyd)	2,479	1,767	18,702	9.4%
Delta Lloyd	352	288	5,089	5.7%
Return on total capital employed (including Delta Lloyd)	2,831	2,055	23,791	8.6%
Subordinated debt	(302)	(222)	(4,572)	4.9%
External debt	(26)	(19)	(1,494)	1.3%
Return on total equity	2,503	1,814	17,725	10.2%
Less: Non-controlling interests		(223)	(3,741)	6.0%
Direct capital instrument		(43)	(990)	4.3%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,531	12,794	12.0%

1 The operating return is based upon Group adjusted operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.
2 The 'Corporate' loss before tax of £439 million comprises costs of £138 million, net finance charge on the main UK pension scheme of £46 million and interest on internal lending arrangements of £287 million offset by investment return of £32 million.

			2010
	Operating return1		Opening shareholders' funds including non-controlling interests £m	Return on equity %
	Before tax £m	After tax £m
Life assurance	1,988	1,485	14,685	10.1%
General insurance and health	847	614	4,692	13.1%
Fund management	98	69	263	26.2%
Other business	(177)	(125)	(647)	19.3%
Corporate2	(419)	(322)	(2,385)	13.5%
Return on total capital employed (excluding Delta Lloyd)	2,337	1,721	16,608	10.4%
Delta Lloyd	536	437	3,967	11.0%
Return on total capital employed (including Delta Lloyd)	2,873	2,158	20,575	10.5%
Subordinated debt	(290)	(209)	(4,637)	4.5%
External debt	(33)	(24)	(852)	2.8%
Return on total equity	2,550	1,925	15,086	12.8%
Less: Non-controlling interests		(332)	(3,540)	9.4%
Direct capital instrument		(42)	(990)	4.2%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,534	10,356	14.8%

1 The operating return is based upon Group adjusted operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.
2 The 'Corporate' loss before tax of £419 million comprises costs of £143 million, net finance charge on the main UK pension scheme of £87 million and interest on internal lending arrangements of £246 million offset by investment return of £57 million.

C2 Capital performance continued

C2iv - Analysis of MCEV return on equity

	2011
	Operating return1		Restated Opening shareholders' funds including non-controlling interests £m	Return on equity %
	Before tax £m	After tax £m
Life assurance	3,129	2,219	18,533	12.0%
General insurance and health	903	657	4,747	13.8%
Fund management	32	22	215	10.2%
Other business	(204)	(144)	(119)	121.0%
Corporate2	(439)	(394)	(997)	39.5%
Return on total capital employed (excluding Delta Lloyd)	3,421	2,360	22,379	10.5%
Delta Lloyd	444	331	3,892	8.5%
Return on total capital employed (including Delta Lloyd)	3,865	2,691	26,271	10.2%
Subordinated debt	(302)	(222)	(4,572)	4.9%
External debt	(26)	(19)	(1,494)	1.3%
Return on total equity	3,537	2,450	20,205	12.1%
Less: Non-controlling interests		(253)	(3,977)	6.4%
Direct capital instrument		(43)	(990)	4.3%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		2,137	15,038	14.2%

1 The operating return is based upon Group adjusted operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.

2 The 'Corporate' loss before tax of £439 million comprises costs of £138 million, net finance charge on the main UK pension scheme of £46 million and interest on internal lending arrangements of £287 million offset by investment return of £32 million.

			2010
	Operating return1		Restated Opening shareholders' funds including non-controlling interests £m	Restated Return on equity %
	Before tax £m	After tax £m
Life assurance	3,496	2,462	18,221	13.5%
General insurance and health	847	614	4,692	13.1%
Fund management	31	21	263	8.0%
Other business	(171)	(121)	(647)	18.7%
Corporate2	(419)	(322)	(2,385)	13.5%
Return on total capital employed (excluding Delta Lloyd)	3,784	2,654	20,144	13.2%
Delta Lloyd	299	216	3,918	5.5%
Return on total capital employed (including Delta Lloyd)	4,083	2,870	24,062	11.9%
Subordinated debt	(290)	(209)	(4,637)	4.5%
External debt	(33)	(24)	(852)	2.8%
Return on total equity	3,760	2,637	18,573	14.2%
Less:Non-controlling interests		(426)	(4,279)	10.0%
Direct capital instrument		(42)	(990)	4.2%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		2,152	13,104	16.4%

1 The operating return is based upon Group adjusted operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.
2 The 'Corporate' loss before tax of £419 million comprises costs of £143 million, net finance charge on the main UK pension scheme of £87 million and interest on internal lending arrangements of £246 million offset by investment return of £57 million.

C3 Group capital structure

The table below shows how our capital, on an MCEV basis, is deployed by segment and how that capital is funded

	2011 £m	Restated 2010 £m
Long-term savings	15,211	18,533
General insurance and health	5,875	4,747
Fund management	218	215
Other business	(1,102)	(119)
Corporate1	(228)	(997)
Delta Lloyd	776	3,892
Total capital employed	20,750	26,271
Financed by
Equity shareholders' funds	12,829	15,038
Non-controlling interests	1,476	3,977
Direct capital instrument	990	990
Preference shares	200	200
Subordinated debt	4,550	4,572
External debt	705	1,494
Total capital employed	20,750	26,271

1  "Corporate" includes centrally held tangible net assets, the staff pension scheme  surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, arise in relation to the following:

    -  Aviva Insurance Limited (AI) acts as both a UK general insurer and as the primary holding company for our foreign subsidiaries. Internal capital management mechanisms in place allocate a portion of the total capital of the company to the UK general insurance operations, giving rise to notional lending between the general insurance and holding company activities. These mechanisms also allow for some of the assets of the general insurance business to be made available for use across the Group.

    -  Certain subsidiaries, subject to continuing to satisfy stand alone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm's-length criteria and all interest payments are made when due.

Total capital employed is financed by a combination of equity shareholders' funds, preference capital, subordinated debt and borrowings.
      At 31 December 2011 we had £20.8 billion (2010: £26.3 billion) of total capital employed in our trading operations, measured on an MCEV basis. The reduction is primarily driven by the deconsolidation of Delta Lloyd and the impact of financial markets.
      In May 2011 we issued £450 million of Lower Tier 2 hybrid capital securities maturing in 2041 which may be called from 2021. In November 2011 we issued a further $400 million of Lower Tier 2 hybrid capital securities maturing in 2041 which may be called from 2016. These instruments are expected to comply for Tier 2 treatment under Solvency 2. The transactions had a positive impact on Group IGD solvency and Economic Capital measures.  Also in November 2011 €800 million of Lower Tier 2 hybrid capital securities were redeemed at first call.
      Financial leverage, the ratio of external senior and subordinated debt to MCEV capital and reserves, was 36.7% (2010: 31.9%). Fixed charge cover, which measures the extent to which external interest costs, including subordinated debt interest and preference dividends, are covered by MCEV operating profit was 8.9 times (2010: 9.4 times).
      At 31 December 2011 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interest, of £250 million), and direct capital instrument was £5,782 million (2010: £7,279 million), with a weighted average cost, post tax, of 6.6% (2010: 4.5%). The Group Weighted Average Cost of Capital (WACC) is 7.1% (2010: 7.8%) and has been calculated by reference to the cost of equity and the cost of debt at the relevant date. The cost of equity at 31 December 2011 was 7.4% (2010: 9.9%) based on a risk free rate of 2.0% (2010: 3.4%), an equity risk premium of 4.0% (2010: 4.0%) and a market beta of 1.3 (2010: 1.6).

C3 - Group capital structure continued

Shareholders' funds, including non-controlling interest:

	2011 Closing shareholders' funds			2010 Closing shareholders' funds
	IFRS net asset £m	Internally generated AVIF £m	Total Equity £m	IFRS net asset £m	Restated Internally generated AVIF £m	Restated Total Equity £m
Life assurance
United Kingdom	4,821	1,433	6,254	4,651	1,760	6,411
France	1,825	1,091	2,916	1,700	1,490	3,190
Ireland	704	365	1,069	1,171	78	1,249
Italy	1,266	(1,405)	(139)	1,256	238	1,494
Poland	263	1,063	1,326	279	1,002	1,281
Spain	1,160	384	1,544	1,291	467	1,758
Other Europe	333	(78)	255	251	135	386
Aviva Europe	5,551	1,420	6,971	5,948	3,410	9,358
North America	3,842	(2,779)	1,063	3,500	(1,640)	1,860
Asia Pacific	865	58	923	757	147	904
	15,079	132	15,211	14,856	3,677	18,533
General insurance and health
United Kingdom	3,670	-	3,670	2,560	-	2,560
France	480	-	480	434	-	434
Ireland	408	-	408	387	-	387
Other Europe	234	-	234	300	-	300
Aviva Europe	1,122	-	1,122	1,121	-	1,121
North America	1,034	-	1,034	1,021	-	1,021
Asia Pacific	49	-	49	45	-	45
	5,875	-	5,875	4,747	-	4,747
Fund management	218	-	218	215	-	215
Other business	(1,102)	-	(1,102)	(119)	-	(119)
Corporate	(228)	-	(228)	(997)	-	(997)
Total capital employed (excluding Delta Lloyd)	19,842	132	19,974	18,702	3,677	22,379
Delta Lloyd	776	-	776	5,089	(1,197)	3,892
Total capital employed	20,618	132	20,750	23,791	2,480	26,271
Subordinated debt	(4,550)	-	(4,550)	(4,572)	-	(4,572)
External debt	(705)	-	(705)	(1,494)	-	(1,494)
Total equity	15,363	132	15,495	17,725	2,480	20,205
Less:
Non-controlling interests			(1,476)			(3,977)
Direct capital instruments			(990)			(990)
Preference capital			(200)			(200)
Equity shareholders' funds			12,829			15,038

C4 - Regulatory capital

Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US, and Canada) a risk charge on assets and liabilities approach is used.
      Based on individual guidance from the FSA we recognise surpluses of £0.2 billion as at 31 December 2011 in the non-profit funds of our UK Life and pensions businesses which is available for transfer to shareholders.

Regulatory capital - Group: European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	Total 2011 £bn	Total 2010 £bn
Insurance Groups Directive (IGD) capital resources	5.6	8.5	14.1	16.3
Less: capital resource requirement	(5.6)	(6.3)	(11.9)	(12.5)
Insurance Group Directive (IGD) excess solvency	-	2.2	2.2	3.8
Cover over EU minimum (calculated excluding UK life funds)			1.3 times	1.6 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £1.6 billion since 2010 to £2.2 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2010	3.8
Operating profits net of other income and expenses	1.0
Dividends net of scrip	(0.5)
Market movements including foreign exchange	(1.9)
Pension scheme funding	(0.3)
Impact of Delta Lloyd sell down	0.1
Impact of RAC sale	0.2
Restructuring of UK regulated general insurance entities	0.2
Increase in Capital Resource Requirement	(0.3)
Other regulatory adjustments	(0.1)
Estimated IGD solvency surplus at 31 December 2011	2.2

Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

           Updating the IGD solvency surplus for market and other movements to the end of February 2012, (including the benefit of reinsurance transactions in the UK in 2012) the estimated IGD solvency surplus on a pro forma basis increases to £3.3 billion.

C4 - Regulatory capital continued

Reconciliation of Group IGD capital resources to FRS 27 capital
The reconciliation below provides analysis of differences between our capital resources and the amounts included in the capital statement made in accordance with FRS 27 and disclosed within our consolidated accounts. The Group Capital Adequacy report is prepared in accordance with the FSA valuation rules and brings in capital in respect of the UK Life valued in accordance with FSA regulatory rules excluding surpluses in with-profit funds. The FRS 27 disclosure brings in the realistic value of UK Life capital resources. As the two bases differ greatly, the reconciliation below is presented by removing the restricted regulatory assets and then replacing them with the unrestricted realistic assets.

2011 £bn
Total capital and reserves (IFRS basis)	15.4
Plus: Other qualifying capital	4.8
Plus: UK unallocated divisible surplus	1.7
Less: Goodwill, acquired AVIF and intangible assets	(4.9)
Less: Adjustments onto a regulatory basis	(2.9)
Group Capital Resources on regulatory basis	14.1
The Group Capital Resources can be analysed as follows:
Core Tier 1 Capital	11.2
Innovative Tier 1 Capital	1.0
Total Tier 1 Capital	12.2
Upper Tier 2 Capital	1.7
Lower Tier 2 Capital	3.6
Group Capital Resources Deductions	(3.4)
Group Capital Resources on regulatory basis (Tier 1 and Tier 2 Capital)	14.1
Less: UK life restricted regulatory assets	(6.5)
Add: UK life unrestricted realistic assets	5.8
Less: Overseas UDS1 and Shareholders' share of accrued bonus	(1.1)
Total FRS 27 capital	12.3

1 Unallocated divisible surplus for overseas life operations is included gross of minority interest. 2011 includes a negative balance of £1.4 billion in Italy (2010: £0.4 billion negative).

C4 - Regulatory capital continued

Regulatory capital - UK Life with-profits funds
The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: Old With-Profit Sub Fund (OWPSF), New With-Profit Sub Fund (NWPSF) and With-Profit Sub-Fund (WPSF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the consolidated IFRS statement of financial position at 31 December 2011 and 31 December 2010.

		2011					2010
	Estimated realistic assets £bn	Realistic liabilities1 £bn	Estimated realistic inherited estate2 £bn	Support arrangement3 £bn	Estimated risk capital margin5 £bn	Estimated excess £bn	Estimated excess £bn
NWPSF	18.6	(18.6)	-	1.1	(0.4)	0.7	0.8
OWPSF	3.0	(2.7)	0.3	-	(0.1)	0.2	0.2
WPSF4	19.4	(17.8)	1.6	-	(0.6)	1.0	1.4
Aggregate	41.0	(39.1)	1.9	1.1	(1.1)	1.9	2.4

1 These realistic liabilities include the shareholders' share of future bonuses of £0.3 billion (2010: £0.7 billion). Realistic liabilities adjusted to eliminate the shareholders' share of future bonuses are £38.8 billion (2010: £41.5 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.9 billion, £0.3 billion and £3.1 billion for NWPSF, OWPSF and WPSF respectively (2010: £1.9 billion, £0.3 billion and £3.1 billion).

2 Estimated realistic inherited estate at 2010 was £nil, £0.3 billion and £1.8 billion for NWPSF, OWPSF and WPSF respectively.
3 The support arrangement represents the reattributed estate (RIEESA) of £1.1 billion at 31 December 2011 (2010: £1.2 billion).
4 The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets and liabilities of £1.7 billion and therefore does not contribute to the realistic inherited estate.
5 The risk capital margin (RCM) is 2.7 times covered by the inherited estate and support arrangement (2010: 3.7 times).

Investment mix
The aggregate investment mix of the assets in the three main with-profit funds was:

	2011%	2010%
Equity	22%	26%
Property	17%	16%
Fixed interest	54%	57%
Other	7%	1%

The equity backing ratios, including property, supporting with-profit asset shares are 71% in NWPSF and OWPSF, and 74% in WPSF.

C5 - IFRS Sensitivity analysis

The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, MCEV, economic capital, and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group's financial performance measurements to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.
      For long-term business in particular, sensitivities of MCEV performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process. More information on MCEV sensitivities can be found in the presentation of results on an MCEV basis in the supplementary section of this report.

Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under MCEV methodology.

General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.
      These methods extrapolate the claims development for each accident year based on the observed development of earlier years.
      In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term businesses

	2011
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	(155)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(135)	85	55	(45)	(75)	(60)	(470)
Investment participating	(35)	40	50	(75)	(10)	-	-
Investment non-participating	(15)	15	15	(15)	(20)	-	-
Assets backing life shareholders' funds	135	(15)	35	(35)	-	-	-
Total excluding Delta Lloyd	(95)	(30)	160	(265)	(150)	(70)	(520)

	2011
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(80)	(115)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(500)	455	55	(45)	(75)	(60)	(470)
Investment participating	(35)	40	50	(75)	(10)	-	-
Investment non-participating	(110)	25	15	(15)	(20)	-	-
Assets backing life shareholders' funds	35	85	40	(40)	-	-	-
Total excluding Delta Lloyd	(690)	490	165	(270)	(150)	(70)	(520)

C5 - IFRS Sensitivity analysis continued

Long-term businesses

	2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(35)	(155)	45	(105)	(30)	(10)	(45)
Insurance non-participating	(210)	225	45	(40)	(10)	(45)	(305)
Investment participating	(20)	15	15	(55)	-	-	-
Investment non-participating	(10)	10	10	(10)	(5)	-	-
Assets backing life shareholders' funds	30	(35)	15	(10)	-	-	-
Total - continuing operations	(245)	60	130	(220)	(45)	(55)	(350)
Discontinued operations	(60)	5	200	(200)	(40)	-	(5)
Total	(305)	65	330	(420)	(85)	(55)	(355)

	2010
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(60)	(125)	40	(100)	(30)	(10)	(45)
Insurance non-participating	(575)	635	45	(40)	(10)	(45)	(305)
Investment participating	(20)	15	15	(55)	-	-	-
Investment non-participating	(90)	100	10	(10)	(5)	-	-
Assets backing life shareholders' funds	(75)	70	20	(15)	-	-	-
Total - continuing operations	(820)	695	130	(220)	(45)	(55)	(350)
Discontinued operations	(70)	25	505	(505)	(40)	-	(5)
Total	(890)	720	635	(725)	(85)	(55)	(355)

The different impacts of the economic sensitivities on profit and shareholders' equity arise from classification of certain assets as AFS in some business units, for which movements in unrealised gains or losses would be taken directly to shareholders' equity.
      The sensitivities to economic movements relate mainly to the UK and the US. In general a fall in market interest rates has a beneficial impact on non-participating business and shareholders' funds due to the increase in market value of fixed interest securities; similarly a rise in interest rates has a negative impact. In the US, most debt securities are classified as AFS, which limits the overall sensitivity of IFRS profit to interest rate movements. The mortality sensitivities relate primarily to the UK.
      Changes in sensitivities between 2010 and 2011 reflect the deconsolidation of Delta Lloyd on 6 May 2011, as well as movements in market interest rates, portfolio growth, changes to asset mix and relative durations of assets and liabilities and asset liability management actions.
      The impact on the Group's results from sensitivity to these assumptions can also be found in the MCEV sensitivities included in the alternative method of reporting long-term business profits section.

C5 - IFRS Sensitivity analysis continued

General insurance and health businesses

	2011
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	50	(55)	(130)	(300)
Net of reinsurance excluding Delta Lloyd	(275)	275	50	(55)	(130)	(290)

	2011
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	50	(55)	(30)	(300)
Net of reinsurance excluding Delta Lloyd	(275)	275	50	(55)	(30)	(290)

	2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance - continuing operations	(235)	220	45	(50)	(110)	(285)
Gross of reinsurance - discontinued operations	(70)	80	50	(50)	(25)	(40)
Total gross of reinsurance	(305)	300	95	(100)	(135)	(325)

Net of reinsurance - continuing operations	(290)	285	45	(50)	(110)	(280)
Net of reinsurance - discontinued operations	(70)	80	50	(50)	(25)	(35)
Total net of reinsurance	(360)	365	95	(100)	(135)	(315)

	2010
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance - continuing operations	(235)	220	45	(50)	(30)	(285)
Gross of reinsurance - discontinued operations	(70)	80	50	(50)	(5)	(40)
Total gross of reinsurance	(305)	300	95	(100)	(35)	(325)

Net of reinsurance - continuing operations	(290)	285	45	(50)	(30)	(280)
Net of reinsurance - discontinued operations	(70)	80	50	(50)	(5)	(35)
Total net of reinsurance	(360)	365	95	(100)	(35)	(315)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

C5 - IFRS Sensitivity analysis continued

Fund management and non-insurance businesses

	2011
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	(40)	75

	2011
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	(40)	75

	2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Continuing operations	(15)	15	(5)	55
Discontinued operations	20	(20)	20	(20)
Total	5	(5)	15	35

	2010
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Continuing operations	(15)	15	-	50
Discontinued operations	(15)	25	20	(20)
Total	(30)	40	20	30

The sensitivity of the Group's fund management and non-insurance business to movements in equity and property markets includes the impact of hedging instruments held at Group Centre.

C5 - IFRS Sensitivity analysis continued

Delta Lloyd
The full-year 2011 sensitivities contained in the above tables exclude any contribution from Delta Lloyd following deconsolidation of this business. The main financial sensitivities in Delta Lloyd are as follows:

Interest rate risk
Delta Lloyd Group incurs interest rate risk as the value of its assets and liabilities depend on different yield curves. All fixed income assets and instruments bear an additional risk, as the yields on these assets may develop differently from the yields used for discounting the liabilities.

Equity risk and property risk
The Delta Lloyd equity risk is managed by hedging a major part of its equity portfolio. By use of equity options Delta Lloyd Group is protected against the downside risk in the equity portfolio while maintaining upward potential. For property risk Delta Lloyd Group's risk management strategy is focused on retaining a high-quality self-managed portfolio.

Credit risk
The Delta Lloyd credit risk is related primarily to government bonds, corporate bonds, mortgages, reinsurance and other loans.
Delta Lloyd maintains a diversified fixed-income investment portfolio that is structured to match its insurance liabilities.

Sensitivity analysis
The financial risk management strategy aims to minimise the exposure to market fluctuations. The techniques used include selling investments, changing investment portfolio allocation and using derivative financial instruments.
      Delta Lloyd's General Insurance business is subject to underwriting, reserve and catastrophe risks, but manages these risks via its governance, control processes, and the purchase of reinsurance.

Limitations of sensitivity analysis
The previous tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
      The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
      As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
      A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
      Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

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Analysis of assets

Analysis of Assets

D1 - Total assets - Shareholder/policyholder exposure to risk

As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which we manage our investments. In addition, to support this, we also use a variety of hedging and other risk management strategies to diversify away residual mis-match risk that is outside of our risk appetite.

2011	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	4,662	4,662	(1)	4,661
Interests in joint ventures and associates	253	1,460	1,117	2,830	(12)	2,818
Property and equipment	98	132	280	510	-	510
Investment property	4,168	6,384	1,086	11,638	-	11,638
Loans	917	6,471	20,728	28,116	-	28,116
Financial investments
Debt securities	15,295	79,450	58,600	153,345	(93)	153,252
Equity securities	20,602	10,788	1,293	32,683	(37)	32,646
Other investments	23,233	5,078	2,066	30,377	(217)	30,160
Reinsurance assets	1,454	684	4,975	7,113	(1)	7,112
Deferred tax assets	-	-	238	238	-	238
Current tax assets	-	-	140	140	-	140
Receivables and other financial assets	183	2,334	5,433	7,950	(13)	7,937
Deferred acquisition costs and other assets	32	74	6,361	6,467	(23)	6,444
Prepayments and accrued income	152	1,309	1,777	3,238	(3)	3,235
Cash and cash equivalents	3,980	10,467	8,622	23,069	(26)	23,043
Assets of operations classified as held for sale	-	-	-	-	426	426
Total	70,367	124,631	117,378	312,376	-	312,376
Interest in Delta Lloyd as an associate	-	-	776	776	-	776
Total (excluding Delta Lloyd as an associate)	70,367	124,631	116,602	311,600	-	311,600
Total % (excluding Delta Lloyd as an associate)	22.6%	40.0%	37.4%	100.0%	0.0%	100.0%
2010 as reported	85,462	136,787	147,858	370,107	-	370,107
Delta Lloyd	10,947	8,815	39,501	59,263	-	59,263
2010 Total (excluding Delta Lloyd)	74,515	127,972	108,357	310,844	-	310,844
2010 Total % (excluding Delta Lloyd)	24.0%	41.2%	34.8%	100.0%	-	100.0%

As at 31 December 2011, 37.4% of our total asset base was shareholder assets, 40.0% participating assets where Aviva shareholders have partial exposure, and 22.6% policyholder assets where Aviva shareholders have no exposure. Of the total assets, investment property, loans and financial investments comprised £255.8 billion, compared to £254.6 billion at 31 December 2010 (excluding Delta Lloyd).
      During 2011 Aviva have completed a partial disposal of their equity holding in Delta Lloyd.
      At 31 December 2010 Aviva held a controlling interest of 58% in Delta Lloyd's issued equity, and as a result and in accordance with IFRS, consolidated 100% of Delta Lloyd's assets and liabilities. At 31 December 2011 Aviva held 42% of Delta Lloyd's issued equity and is no longer considered to have control of Delta Lloyd. The Group therefore no longer consolidates Delta Lloyd's assets and liabilities as at 31 December 2011. In place of 100% of Delta Lloyd's assets, there is a substantial asset shown as a 'Share in joint ventures and associates' which represents Aviva's equity share of Delta Lloyd. As a result, a direct comparison of the 31 December 2010 and 31 December 2011 balance sheets for asset quality purposes would be distorted by the effect of this deconsolidation. Throughout the disclosure, therefore, Delta Lloyd have been excluded for the purposes of the 31 December 2010 balance sheet to allow a proper comparison.

D2 - Total assets - Valuation bases/fair value hierarchy

	2011
Total assets	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	4,662	-	4,662
Interests in joint ventures and associates (excluding Delta Lloyd as an associate)	-	-	2,054	2,054
Property and equipment	214	296	-	510
Investment property	11,638	-	-	11,638
Loans	18,486	9,630	-	28,116
Financial investments
Debt securities	153,345	-	-	153,345
Equity securities	32,683	-	-	32,683
Other investments	30,377	-	-	30,377
Reinsurance assets	-	7,113	-	7,113
Deferred tax assets	-	-	238	238
Current tax assets	-	-	140	140
Receivables and other financial assets	-	7,950	-	7,950
Deferred acquisition costs and other assets	-	6,467	-	6,467
Prepayments and accrued income	-	3,238	-	3,238
Cash and cash equivalents	23,069	-	-	23,069
Total (excluding Delta Lloyd as an associate)	269,812	39,356	2,432	311,600
Total % (excluding Delta Lloyd as an associate)	86.6%	12.6%	0.8%	100.0%
2010 Total (excluding Delta Lloyd)	270,973	37,171	2,700	310,844
2010 Total % (excluding Delta Lloyd)	87.2%	11.9%	0.9%	100.0%

1 Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the Group's assets.

Total assets - Policyholder assets 2011	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates (excluding Delta Lloyd as an associate)	-	-	253	253
Property and equipment	32	66	-	98
Investment property	4,168	-	-	4,168
Loans	-	917	-	917
Financial investments
Debt securities	15,295	-	-	15,295
Equity securities	20,602	-	-	20,602
Other investments	23,233	-	-	23,233
Reinsurance assets	-	1,454	-	1,454
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	183	-	183
Deferred acquisition costs and other assets	-	32	-	32
Prepayments and accrued income	-	152	-	152
Cash and cash equivalents	3,980	-	-	3,980
Total (excluding Delta Lloyd as an associate)	67,310	2,804	253	70,367
Total % (excluding Delta Lloyd as an associate)	95.6%	4.0%	0.4%	100.0%
2010 Total (excluding Delta Lloyd)	72,280	1,644	591	74,515
2010 Total % (excluding Delta Lloyd)	97.0%	2.2%	0.8%	100.0%

1 Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Participating fund assets 2011	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates (excluding Delta Lloyd as an associate)	-	-	1,460	1,460
Property and equipment	22	110	-	132
Investment property	6,384	-	-	6,384
Loans	1,098	5,373	-	6,471
Financial investments
Debt securities	79,450	-	-	79,450
Equity securities	10,788	-	-	10,788
Other investments	5,078	-	-	5,078
Reinsurance assets	-	684	-	684
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	2,334	-	2,334
Deferred acquisition costs and other assets	-	74	-	74
Prepayments and accrued income	-	1,309	-	1,309
Cash and cash equivalents	10,467	-	-	10,467
Total (excluding Delta Lloyd as an associate)	113,287	9,884	1,460	124,631
Total % (excluding Delta Lloyd as an associate)	90.9%	7.9%	1.2%	100.0%
2010 Total (excluding Delta Lloyd)	118,517	8,936	519	127,972
2010 Total % (excluding Delta Lloyd)	92.6%	7.0%	0.4%	100.0%

1 Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the Group's assets.

Total assets - Shareholder assets 2011	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	4,662	-	4,662
Interests in joint ventures and associates (excluding Delta Lloyd as an associate)	-	-	341	341
Property and equipment	160	120	-	280
Investment property	1,086	-	-	1,086
Loans	17,388	3,340	-	20,728
Financial investments
Debt securities	58,600	-	-	58,600
Equity securities	1,293	-	-	1,293
Other investments	2,066	-	-	2,066
Reinsurance assets	-	4,975	-	4,975
Deferred tax assets	-	-	238	238
Current tax assets	-	-	140	140
Receivables and other financial assets	-	5,433	-	5,433
Deferred acquisition costs and other assets	-	6,361	-	6,361
Prepayments and accrued income	-	1,777	-	1,777
Cash and cash equivalents	8,622	-	-	8,622
Total (excluding Delta Lloyd as an associate)	89,215	26,668	719	116,602
Total % (excluding Delta Lloyd as an associate)	76.5%	22.9%	0.6%	100.0%
2010 Total (excluding Delta Lloyd)	80,176	26,591	1,590	108,357
2010 Total % (excluding Delta Lloyd)	74.0%	24.5%	1.5%	100.0%

1 Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Financial instruments (including derivatives and loans)
The Group classifies its investments as either financial assets at fair value through profit or loss (FV) or financial assets available for sale (AFS). The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FV category has two subcategories - those that meet the definition as being held for trading and those the Group chooses to designate as FV (referred to in this section as 'other than trading').
      In general, the FV category is used as, in most cases, our investment or risk management strategy is to manage our financial investments on a fair value basis. All securities in the FV category are classified as other than trading, except for non-hedge derivatives and a small amount of debt and equity securities, bought with the intention to resell in the short term, which are classified as trading. The AFS category is used where the relevant long-term business liability (including shareholders' funds) is passively managed.
      Loans are carried at amortised cost, except for certain mortgage loans, where we have taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. We believe this presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these four items.

Fair value hierarchy
To provide further information on the valuation techniques we use to measure assets carried at fair value, we have categorised the measurement basis for assets carried at fair value into a 'fair value hierarchy' in accordance with the valuation inputs and consistent with IFRS7 Financial Instruments: Disclosures.
■ Inputs to Level 1 fair values are quoted prices(unadjusted) in active markets for identical assets.
■ Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. If the asset has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset.

■ Inputs to Level 3 fair values are unobservable inputs for the asset. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date (or market information for the inputs to any valuation models). As such, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset. Examples are certain private equity investments and private placements.

Fair values sourced from internal models are Level 2 only if substantially all the inputs are market observable. Otherwise fair values sourced from internal models are classified as Level 3.

	Fair value hierarchy
Total assets 2011	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Investment properties	-	11,638	-	11,638	-	-	11,638
Loans	-	18,486	-	18,486	9,630	-	28,116
Debt securities	103,183	42,222	7,940	153,345	-	(93)	153,252
Equity securities	31,556	644	483	32,683	-	(37)	32,646
Other investments (including derivatives)	21,902	5,530	2,945	30,377	-	(217)	30,160
Total	156,641	78,520	11,368	246,529	9,630	(347)	255,812
Total %	61.2%	30.7%	4.4%	96.3%	3.8%	(0.1)%	100.0%
2010 Total (excluding Delta Lloyd)	163,302	71,153	11,830	246,285	8,352	-	254,637
2010 Total % (excluding Delta Lloyd)	64.1%	28.0%	4.6%	96.7%	3.3%	-	100.0%

At 31 December 2011, there has been a slight decrease to 61.2% (31 December 2010: 64.1%) in the proportion of total financial investments, loans and investment properties classified as Level 1 in the fair value hierarchy, whereas Level 2 have increased slightly to 30.7% (31 December 2010: 28.0%).   Level 3 (fair valued using models with significant unobservable market parameters) financial investments, loans and investment properties have remained stable at 4.3% (31 December 2010: 4.6%).

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D3 - Analysis of asset quality

D3.1 - Goodwill, acquired value of in-force business and intangible assets
The Group's goodwill, acquired value of in-force business and the majority of other intangible assets have arisen from the Group's business combinations. These business combinations include several bancassurance arrangements, which have resulted in £639 million of the total £2,640 million of goodwill and £729 million of the total £2,021 million of other intangible assets. These balances primarily represent the value of bancassurance distribution agreements acquired in these business combinations and are before the deduction of goodwill and other intangibles held for sale.

D3.2 - Investment property

	2011				2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Investment property - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	11,552	-	11,552	-	10,936	-	10,936
Vacant investment property/held for capital appreciation	-	86	-	86	-	85	-	85
Total	-	11,638	-	11,638	-	11,021	-	11,021
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%

	2011				2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Investment property - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	4,164	-	4,164	-	4,015	-	4,015
Vacant investment property/held for capital appreciation	-	4	-	4	-	-	-	-
Total	-	4,168	-	4,168	-	4,015	-	4,015
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%

	2011				2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Investment property - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	6,312	-	6,312	-	6,436	-	6,436
Vacant investment property/held for capital appreciation	-	72	-	72	-	71	-	71
Total	-	6,384	-	6,384	-	6,507	-	6,507
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%

	2011				2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Investment property - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	1,076	-	1,076	-	485	-	485
Vacant investment property/held for capital appreciation	-	10	-	10	-	14	-	14
Total	-	1,086	-	1,086	-	499	-	499
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%

91% (31 December 2010: 96%) of investment properties by value are held in unit-linked or participating funds. Shareholder exposure to investment properties is principally through investments in Property Limited Partnerships (PLPs). Depending on the Group's interest in these PLPs its investments are classified as either interest in joint ventures, unit trusts or consolidated as a subsidiary, in which case the underlying investment properties held by the PLP are included on the balance sheet. The increase in shareholder exposure to investment properties is a result of the consolidation of more PLPs at 31 December 2011 compared to 2010 and is  partially offset by a reduction in shareholder exposure to PLPs classified as joint ventures.
      Investment properties are stated at their market values as assessed by qualified external valuers or by local qualified staff of the Group in overseas operations, all with recent relevant experience. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, assuming no future growth in rental income. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties. The basis of valuation therefore naturally falls to be classified as Level 2. Valuations are typically undertaken on a quarterly (and in some cases monthly) basis.
      99.3% (31 December 2010: 99.2%) of investment properties by value are leased to third parties under operating leases, with the remainder either being vacant or held for capital appreciation.

D3 - Analysis of asset quality continued

D3.3 - Loans
The Group loan portfolio is principally made up of:
■ Policy loans which are generally collateralised by a lien or charge over the underlying policy;
■ Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions.
These loans are fully collateralised by other securities;
■ Mortgage loans collateralised by property assets; and
■ Other loans, which include loans and advances to customers of our banking business, and to brokers and intermediaries.

Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method.
      For certain mortgage loans, the Group has taken advantage of the revised fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. Due to the illiquid nature of these assets, where fair value accounting is applied, it is done so on a Level 2 basis.

Loans - Total assets 2011	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Total £m
Policy loans	36	954	440	38	1,468
Loans and advances to banks	4,988	-	-	-	4,988
Mortgage loans	18,761	3	2,624	-	21,388
Other loans	174	12	84	2	272
Total	23,959	969	3,148	40	28,116
Total %	85.3%	3.4%	11.2%	0.1%	100.0%
2010 Total (excluding Delta Lloyd)	20,407	977	2,529	40	23,953
2010 Total % (excluding Delta Lloyd)	85.2%	4.1%	10.5%	0.2%	100.0%

Loans - Total policyholder assets 2011	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Total £m
Policy loans	-	-	-	-	-
Loans and advances to banks	917	-	-	-	917
Mortgage loans	-	-	-	-	-
Other loans	-	-	-	-	-
Total	917	-	-	-	917
Total %	100.0%	0.0%	0.0%	0.0%	100.0%
2010 Total (excluding Delta Lloyd)	-	-	-	-	-
2010 Total % (excluding Delta Lloyd)	-	-	-	-	-

Loans - Total participating fund assets 2011	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Total £m
Policy loans	29	942	207	1	1,179
Loans and advances to banks	4,071	-	-	-	4,071
Mortgage loans	1,093	3	117	-	1,213
Other loans	-	8	-	-	8
Total	5,193	953	324	1	6,471
Total %	80.3%	14.7%	5.0%	0.0%	100.0%
2010 Total (excluding Delta Lloyd)	4,508	959	273	-	5,740
2010 Total % (excluding Delta Lloyd)	78.5%	16.7%	4.8%	0.0%	100.0%

Loans - Total shareholder assets 2011	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Total £m
Policy loans	7	12	233	37	289
Loans and advances to banks	-	-	-	-	-
Mortgage loans	17,668	-	2,507	-	20,175
Other loans	174	4	84	2	264
Total	17,849	16	2,824	39	20,728
Total %	86.1%	0.1%	13.6%	0.2%	100.0%
2010 Total (excluding Delta Lloyd)	15,899	18%	2,256	40	18,213
2010 Total % (excluding Delta Lloyd)	87.3%	0.1%	12.4%	0.2%	100.0%

D3 - Analysis of asset quality continued

D3.3 - Loans continued
The value of the Group's loan portfolio (including Policyholder, Participating Fund and Shareholder assets), at 31 December 2011 stood at £28.1 billion (31 December 2010 (excluding Delta Lloyd): £24.0 billion), an increase of £4.1 billion.
      The total shareholder exposure to loans increased to £20.7 billion (31 December 2010 (excluding Delta Lloyd): £18.2 billion), and represented 73.7% of the total loan portfolio, with the remaining 26.3% split between participating funds (£6.5 billion ) and policyholders assets (£0.9 billion).

Mortgage loans - Shareholder assets

2011	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Total £m
Non-securitised mortgage loans
- Residential (Equity release)	2,678	-	-	-	2,678
- Commercial	9,121	-	2,507	-	11,628
- Healthcare	3,715	-	-	-	3,715
	15,514	-	2,507	-	18,021
Securitised mortgage loans	2,154	-	-	-	2,154
Total	17,668		2,507	-	20,175
2010 Total (excluding Delta Lloyd)	14,918	1	1,943	-	16,862

Of the Group's total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 76% (31 December 2010 (excluding Delta Lloyd): 74%) is invested in mortgage loans. The Group's mortgage loan portfolio spans several business units, primarily in the UK and USA, and across various sectors, including residential loans, commercial loans and government supported healthcare loans. Aviva shareholders are exposed predominantly to mortgage loans (accounting for 97.3% of total Shareholder asset loans). This section focuses on explaining the residual shareholder risk within these exposures.
      Mortgage loan assets are divided into type of loan (residential, equity release, commercial, healthcare and securitised) and the regions in which they are held (predominantly United Kingdom and the United States). Each loan type and region has its own unique characteristic and composition.

UK Residential
The UK non-securitised residential mortgage portfolio has a total current value of £2.7 billion (31 December 2010: £2.0 billion). The increase from 2010 to 2011 is primarily due to £0.4 billion of new loans and accrued interest and £0.3 billion of fair value gains. These mortgages are all in the form of equity release, whereby homeowners mortgage their property to release cash equity. Due to the low relative levels of equity released in each property, they predominantly have a Loan to Value ("LTV") of below 70%, and the average LTV across the portfolio is approximately 26.5% (31 December 2010: 26%).

D3 - Analysis of asset quality continued

D3.3 - Loans continued
Non-securitised mortgage loans - Commercial
Gross exposure by loan to value and arrears

United Kingdom - shareholder assets

2011	>120% £m	115- 120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Not in arrears	527	1,787	1,764	398	911	988	225	1,091	533	479	8,703
0 - 3 months	37	-	-	20	94	24	-	-	-	-	175
3 - 6 months	-	-	-	-	-	74	-	-	-	-	74
6 - 12 months	7	-	-	7	-	36	-	1	-	-	51
> 12 months	-	-	-	-	-	118	-	-	-	-	118
Total	571	1,787	1,764	425	1,005	1,240	225	1,092	533	479	9,121

Of the total £10.3 billion (gross of provisions) of UK non-securitised commercial mortgage loans, held in both the shareholder and participating funds, £9.9 billion are held by our UK Life business to back annuity liabilities, and are stated on a fair value basis. The loan exposures for our UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value ("CRAV") methods. Aviva UK General Insurance hold the remaining £402 million of loans which are stated on an amortised cost basis and are subject to impairment review, using a fair value methodology calibrated to the UK Life approach, adjusted for specific portfolio characteristics.
      Loan service collection ratios, a key indicator of mortgage portfolio performance, remained high during the period. Loan Interest Cover ("LIC"), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, remained relatively stable at 1.32x (31 December 2010 1.33x) due to low levels of material tenant defaults. Mortgage LTV's increased during the year to 103% as a result of falling gilt yields increasing loan value (property values increased a modest c1.2% on average during 2011).
      All loans in arrears have been assessed for impairment. Of the £418 million (31 December 2010: £246 million) value of loans in arrears included within our shareholder assets, the interest and capital amount in arrears is only £20.3 million. The valuation allowance (including supplementary provisions) made in the UK for corporate bonds and commercial mortgages carried at fair value equates to 60bps and 92bps respectively at 31 December 2011 (31 December 2010: 63bps and 105bps respectively). This is equivalent to a valuation allowance of £1.6 billion (31 December 2010: £1.3 billion) over the remaining term of the UK Life corporate bond and commercial mortgage portfolio which maintains a strong buffer against potential future losses. The increase is driven by changes in the long term valuation allowance for both commercial mortgages and corporate bonds which has increased in line with the growth in the underlying asset portfolio.
In addition, we hold £83.9 million (31 December 2010: £60 million) of impairment provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost. This is after a £30 million write-off in respect to Southern Cross and £6.5million for Superview.
      The UK portfolio remains well diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower further protection may be achieved through cross-charging (or pooling) such that any single loan is also supported by rents received within other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from any general floating charge held over other assets within the borrower companies.
      If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefiting from the protection of the collateral. A combination of these benefits and the high recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) results in the economic exposure being significantly lower than the gross exposure reported above.

D3 - Analysis of asset quality continued

D3.3 - Loans continued
UK Primary Healthcare & PFI
Of the £12.8 billion (31 December 2010: £11.0 billion) UK non-securitised commercial and healthcare mortgage loans in the Shareholders Fund, £3.7 billion (31 December 2010: £2.8 billion) relates to Primary Healthcare & PFI businesses and is secured against General Practitioner premises, other primary health related premises or schools leased to Government bodies. For all such loans, Government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.
      On a market value basis, we estimate the average LTV of these mortgages to be 103%, although as explained above, we do not consider this to be a key risk indicator. Income support from the Government bodies and the social need for these premises provide sustained income stability. Aviva therefore considers these loans to be low risk and uncorrelated with the strength of the UK or global economy.

Non-securitised mortgage loans - Commercial
Gross exposure by loan to value and arrears

North America - shareholder assets

2011	>120% £m	115- 120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Neither past due nor impaired	9	8	2	4	14	28	29	203	458	1,729	2,484
0 - 3 months	6	-	-	-	-	-	-	-	-	-	6
3 - 6 months	-	-	-	-	-	-	-	-	-	-	-
6 - 12 months	-	-	-	-	-	-	-	-	-	-	-
> 12 months	-	-	-	-	17	-	-	-	-	-	17
Total	15	8	2	4	31	28	29	203	458	1,729	2,507
Total %	0.6%	0.3%	0.1%	0.2%	1.2%	1.1%	1.2%	8.1%	18.3%	68.9%	100.0%

Aviva USA currently holds £2.5 billion (31 December 2010: £1.9 billion) of commercial mortgages under shareholder assets. These mortgages continue to perform well, reflecting:
■ Low underwriting LTVs (shall not exceed 80% at the time of issuance), and consequently a portfolio with an average LTV of 64% (31 December 2010: 65%);
■ A highly diversified portfolio, with strong volumes in many states with more stable economies and related real estate values; and
■ Strong LIC ratios, with 96% of the loans having an LIC above 1.4x, and 2% with LIC below 1.0x.

As at 31 December 2011, the actual amount of interest payment in arrears was £1.2million.

Securitised mortgage loans
Of the total securitised residential mortgages (£2.2 billion), approximately £256 million of securities are still held by Aviva. The remaining securities have been sold to third parties, and therefore present little credit risk to Aviva. Securitised residential mortgages held are predominantly issued through vehicles in the UK.

D3 - Analysis of asset quality continued

D3.4 - Financial investments

Total assets	2011				2010 Excluding Delta Lloyd
	Cost/ amortised cost £m	Unrealised gains £m	Impairment and unrealised losses £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Impairment and unrealised losses £m	Fair value £m
Debt securities	147,537	12,395	(6,587)	153,345	145,418	7,104	(3,671)	148,851
Equity securities	33,055	3,637	(4,009)	32,683	32,077	5,431	(2,038)	35,470
Other investments	30,362	553	(538)	30,377	33,225	2,733	(618)	35,340
Total	210,954	16,585	(11,134)	216,405	210,720	15,268	(6,327)	219,661

The table above is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments.
      Aviva holds large quantities of high quality bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to increase returns to policyholders and partly to optimise the risk/return profile for shareholders.
The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.
      The Group also holds equities, the majority of which are held in participating funds or unit linked funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment mandates. Some equities are also held in shareholder funds and the staff pension schemes, where the holdings are designed to maximise long-term returns with an acceptable level of risk. The vast majority of equity investments are valued at quoted market prices.

D3.4.1 - Debt securities

	2011
	Fair value hierarchy
Debt securities - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	18,138	124	-	18,262
Non-UK Government	36,389	4,274	911	41,574
Europe	33,222	656	745	34,623
North America	906	3,468	7	4,381
Asia Pacific & Other	2,261	150	159	2,570
Corporate bonds - Public utilities	5,700	3,284	31	9,015
Corporate convertible bonds	294	120	21	435
Other corporate bonds	39,174	28,497	6,922	74,593
Other	3,488	5,923	55	9,466
Total	103,183	42,222	7,940	153,345
Total %	67.3%	27.5%	5.2%	100.0%
2010 Total (excluding Delta Lloyd)	98,908	41,236	8,707	148,851
2010 Total % (excluding Delta Lloyd)	66.5%	27.7%	5.8%	100.0%

				2011
	Fair value hierarchy
Debt securities - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	4,660	-	-	4,660
Non-UK Government	2,187	36	19	2,242
Europe	1,641	34	-	1,675
North America	147	-	-	147
Asia Pacific & Other	399	2	19	420
Corporate bonds - Public utilities	355	-	2	357
Corporate convertible bonds	5	-	-	5
Other corporate bonds	4,815	2,470	60	7,345
Other	470	211	5	686
Total	12,492	2,717	86	15,295
Total %	81.6%	17.8%	0.6%	100.0%
2010 Total (excluding Delta Lloyd)	10,939	3,146	120	14,205
2010 Total % (excluding Delta Lloyd)	77.1%	22.1%	0.8%	100.0%

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.1 - Debt securities continued

				2011
	Fair value hierarchy
Debt securities - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	10,878	9	-	10,887
Non-UK Government	27,612	444	733	28,789
Europe	25,837	385	733	26,955
North America	223	38	-	261
Asia Pacific & Other	1,552	21	-	1,573
Corporate bonds - Public utilities	2,650	244	14	2,908
Corporate convertible bonds	283	-	20	303
Other corporate bonds	24,801	2,792	6,526	34,119
Other	1,429	1,015	-	2,444
Total	67,653	4,504	7,293	79,450
Total %	85.2%	5.7%	9.1%	100.0%
2010 Total (excluding Delta Lloyd)	66,929	5,805	7,742	80,476
2010 Total % (excluding Delta Lloyd)	83.2%	7.2%	9.6%	100.0%

				2011
	Fair value hierarchy
Debt securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	2,600	115	-	2,715
Non-UK Government	6,590	3,794	159	10,543
Europe	5,744	237	12	5,993
North America	536	3,430	7	3,973
Asia Pacific & Other	310	127	140	577
Corporate bonds - Public utilities	2,695	3,040	15	5,750
Corporate convertible bonds	6	120	1	127
Other corporate bonds	9,558	23,235	336	33,129
Other	1,589	4,697	50	6,336
Total	23,038	35,001	561	58,600
Total %	39.3%	59.7%	1.0%	100.0%
2010 Total (excluding Delta Lloyd)	21,040	32,285	845	54,170
2010 Total % (excluding Delta Lloyd)	38.8%	59.6%	1.6%	100.0%

Only 1.0% (31 December 2010: 1.6%) of shareholder exposure to debt securities is fair valued using models with significant unobservable market parameters (classified as Fair Value Level 3). Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible.
      39% (31 December 2010: 39%) of shareholder exposure to debt securities is based on quoted prices in an active market and are therefore classified as Fair Value Level 1. The majority of the debt instruments held by our North American businesses are valued by independent pricing firms in accordance with usual market practice in that region and consistent with other companies operating in the region are classified as Level 2 in the Fair Value hierarchy. Excluding our North American businesses, the proportion of shareholder debt securities classified as Level 1 in the Fair Value hierarchy would be 84% (31 December 2010: 83%).

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.1 - Debt securities continued

	External ratings
Debt securities - Total 2011	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	18,077	21	-	-	-	146	18,244
UK local authorities	1	-	-	-	-	17	18
Non-UK Government	20,462	7,094	11,908	1,370	581	159	41,574
	38,540	7,115	11,908	1,370	581	322	59,836
Corporate
Public utilities	96	802	5,128	2,528	132	329	9,015
Convertibles and bonds with warrants	6	-	57	342	26	4	435
Other corporate bonds	6,857	11,192	26,963	19,312	2,669	7,600	74,593
	6,959	11,994	32,148	22,182	2,827	7,933	84,043
Certificates of deposits	-	208	566	947	199	2	1,922
Structured
RMBS1 non-agency ALT A2	5	4	-	21	130	-	160
RMBS1 non-agency prime	285	22	8	-	44	-	359
RMBS1 agency	1,378	-	-	-	-	-	1,378
	1,668	26	8	21	174	-	1,897
CMBS3	1,501	208	442	138	204	1	2,494
ABS4	775	200	311	82	101	24	1,493
CDO (including CLO)5	-	-	-	-	51	-	51
ABCP6	-	40	-	-	-	-	40
	2,276	448	753	220	356	25	4,078
Wrapped credit	-	292	127	131	51	66	667
Other	316	84	309	117	64	12	902
Total	49,759	20,167	45,819	24,988	4,252	8,360	153,345
Total %	32.3%	13.2%	29.9%	16.3%	2.8%	5.5%	100.0%
2010 Total (excluding Delta Lloyd)	49,659	28,043	35,344	24,993	3,996	6,815	148,850
2010 Total % (excluding Delta Lloyd)	33.4%	18.8%	23.7%	16.8%	2.7%	4.6%	100.0%

1. RMBS - Residential Mortgage Backed Security.

2. ALT A - Alternative A - paper.

3. CMBS - Commercial Mortgage Backed Security.

4. ABS - Asset Backed Security.

5. CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation.

6. ABCP - Asset Backed Commercial Paper.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.1 - Debt securities continued

	External ratings
Debt securities - Policyholder assets 2011	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	4,659	-	-	-	-	-	4,659
UK local authorities	1	-	-	-	-	-	1
Non-UK Government	838	159	870	202	126	47	2,242
	5,498	159	870	202	126	47	6,902
Corporate
Public utilities	-	43	181	94	21	18	357
Convertibles and bonds with warrants	-	-	-	1	-	4	5
Other corporate bonds	693	767	2,575	2,641	171	498	7,345
	693	810	2,756	2,736	192	520	7,707
Certificates of deposits	-	129	229	161	48	2	569
Structured
RMBS non-agency ALT A	-	-	-	-	-	-	-
RMBS non-agency prime	1	-	3	-	-	-	4
RMBS agency	-	-	-	-	-	-	-
	1	-	3	-	-	-	4
CMBS	10	3	-	-	-	-	13
ABS	6	7	49	-	3	-	65
CDO (including CLO)	-	-	-	-	-	-	-
ABCP	-	-	-	-	-	-	-
	16	10	49	-	3	-	78
Wrapped credit	-	24	1	2	2	2	31
Other	-	-	4	-	-	-	4
Total	6,208	1,132	3,912	3,101	371	571	15,295
Total %	40.6%	7.4%	25.6%	20.3%	2.4%	3.7%	100.0%
2010 Total (excluding Delta Lloyd)	4,689	1,733	3,910	3,369	340	165	14,206
2010 Total % (excluding Delta Lloyd)	33.0%	12.2%	27.5%	23.7%	2.4%	1.2%	100.0%

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.1 - Debt securities continued

	External ratings
Debt securities - Participating fund assets 2011	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	10,876	-	-	-	-	11	10,887
UK local authorities	-	-	-	-	-	-	-
Non-UK Government	13,997	4,539	9,067	903	242	41	28,789
	24,873	4,539	9,067	903	242	52	39,676
Corporate
Public utilities	71	203	1,887	663	31	53	2,908
Convertibles and bonds with warrants	-	-	21	256	26	-	303
Other corporate bonds	4,957	6,245	12,456	7,108	1,022	2,331	34,119
	5,028	6,448	14,364	8,027	1,079	2,384	37,330
Certificates of deposits	-	25	193	690	50	-	958
Structured
RMBS non-agency ALT A	-	-	-	-	5	-	5
RMBS non-agency prime	140	-	5	-	-	-	145
RMBS agency	41	-	-	-	-	-	41
	181	-	5	-	5	-	191
CMBS	151	27	26	12	8	-	224
ABS	72	35	104	28	28	-	267
CDO (including CLO)	-	-	-	-	-	-	-
ABCP	-	-	-	-	-	-	-
	223	62	130	40	36	-	491
Wrapped credit	-	71	16	39	6	6	138
Other	235	59	229	87	47	9	666
Total	30,540	11,204	24,004	9,786	1,465	2,451	79,450
Total %	38.4%	14.1%	30.2%	12.3%	1.8%	3.2%	100.0%
2010 Total (excluding Delta Lloyd)	31,690	18,198	16,638	10,688	1,510	1,750	80,474
2010 Total % (excluding Delta Lloyd)	39.4%	22.6%	20.6%	13.3%	1.9%	2.2%	100.0%

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.1 - Debt securities continued

	External ratings
Debt securities - Shareholder assets 2011	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	2,542	21	-	-	-	135	2,698
UK local authorities	-	-	-	-	-	17	17
Non-UK Government	5,627	2,396	1,971	265	213	71	10,543
	8,169	2,417	1,971	265	213	223	13,258
Corporate
Public utilities	25	556	3,060	1,771	80	258	5,750
Convertibles and bonds with warrants	6	-	36	85	-	-	127
Other corporate bonds	1,207	4,180	11,932	9,563	1,476	4,771	33,129
	1,238	4,736	15,028	11,419	1,556	5,029	39,006
Certificates of deposits	-	54	144	96	101	-	395
Structured
RMBS non-agency ALT A	5	4	-	21	125	-	155
RMBS non-agency prime	144	22	-	-	44	-	210
RMBS agency	1,337	-	-	-	-	-	1,337
	1,486	26	-	21	169	-	1,702
CMBS	1,340	178	416	126	196	1	2,257
ABS	697	158	158	54	70	24	1,161
CDO (including CLO)	-	-	-	-	51	-	51
ABCP	-	40	-	-	-	-	40
	2,037	376	574	180	317	25	3,509
Wrapped credit	-	197	110	90	43	58	498
Other	81	25	76	30	17	3	232
Total	13,011	7,831	17,903	12,101	2,416	5,338	58,600
Total %	22.2%	13.4%	30.6%	20.7%	4.1%	9.0%	100.0%
2010 Total (excluding Delta Lloyd)	13,280	8,112	14,796	10,936	2,146	4,900	54,170
2010 Total % (excluding Delta Lloyd)	24.5%	15.0%	27.3%	20.2%	4.0%	9.0%	100.0%

The overall quality of the book remains strong, despite the continuing downgrade activity by the major rating agencies during the year. 23% of shareholder exposure to debt securities is in Government holdings (31 December 2010 excluding Delta Lloyd: 23%). Our corporate debt securities portfolio represents 67% (31 December 2010 excluding Delta Lloyd: 65%) of total shareholder debt securities.
      The majority of non-rated corporate bonds are held by our businesses in the US and UK.
      At 31 December 2011, the proportion of our shareholder debt securities that are investment grade remained stable at 87% (31 December 2010 excluding Delta Lloyd: 87%). The remaining 13% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
■ 4% are debt securities that are rated as below investment grade
■ 5% are US private placements which are not rated by the major ratings agencies, but are rated as an average equivalent of A by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a US national regulatory agency

■ 4% are not rated by the major rating agencies or the NAIC

Of the securities not rated by an external agency or NAIC most are allocated an internal rating using a methodology largely consistent with that adopted by an external ratings agency, and are considered to be of investment grade credit quality; these include £2.4 billion of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
The majority of the Residential Mortgage-Backed Securities (RMBS) are US investments and over 71% of this exposure is backed by one of the US Government Sponsored Entities (GSEs) including Fannie Mae and Freddie Mac which, under the conservatorship arrangements implemented in September 2008, have an implicit guarantee, although they are not expressly backed by the full faith and credit of the US Government.
      The Group has extremely limited exposure to CDOs, CLOs and 'Sub-prime' debt securities.
      Asset backed securities (ABS) are held primarily by our US business. 92% of the Group's shareholder holdings in ABS are investment grade. ABS that either have a rating below BBB or are not rated represent less than 0.2% of shareholder exposure to debt securities.

D3.4.2 - Equity securities

				2011			2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Equity securities – Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	4,132	-	1	4,133	4,045	-	-	4,045
Banks, trusts and insurance companies	5,763	99	403	6,265	5,223	316	364	5,903
Industrial miscellaneous and all other	21,605	174	79	21,858	25,150	24	86	25,260
Non-redeemable preferred shares	56	371	-	427	61	196	4	261
Total	31,556	644	483	32,683	34,479	536	454	35,469
Total %	96.6%	2.0%	1.4%	100.0%	97.2%	1.5%	1.3%	100.0%

				2011		2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Equity securities - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	2,728	-	-	2,728	2,689	-	-	2,689
Banks, trusts and insurance companies	3,386	-	-	3,386	3,464	238	3	3,705
Industrial miscellaneous and all other	14,282	166	7	14,455	16,151	20	6	16,177
Non-redeemable preferred shares	33	-	-	33	19	-	-	19
Total	20,429	166	7	20,602	22,323	258	9	22,590
Total %	99.2%	0.8%	-	100.0%	98.8%	1.2%	-	100.0%

				2011	2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Equity securities - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	1,368	-	-	1,368	1,334	-	-	1,334
Banks, trusts and insurance companies	2,211	-	70	2,281	1,558	-	9	1,567
Industrial miscellaneous and all other	7,048	6	62	7,116	8,752	2	71	8,825
Non-redeemable preferred shares	23	-	-	23	40	-	-	40
Total	10,650	6	132	10,788	11,684	2	80	11,766
Total %	98.7%	0.1%	1.2%	100.0%	99.3%	-	0.7%	100.0%

	2011				2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Equity securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	36	-	1	37	22	-	-	22
Banks, trusts and insurance companies	166	99	333	598	201	78	352	631
Industrial miscellaneous and all other	275	2	10	287	247	2	9	258
Non-redeemable preferred shares	-	371	-	371	2	196	4	202
Total	477	472	344	1,293	472	276	365	1,113
Total %	36.9%	36.5%	26.6%	100.0%	42.4%	24.8%	32.8%	100.0%

37% (31 December 2010: 42%) of our shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as Level 1. The increase in absolute amount and relative proportion of Level 2 shareholder equities is principally a result of an increase of £176 million in non-redeemable preference shares held by our Canadian business unit, following a strategic decision to further invest in this asset class. As a result, Level 2 shareholder equities as a proportion of total shareholder equities have increased from 25% in 2010 to 37% at 31 December 2011.
      Shareholder investments include our strategic holdings in UniCredit and other Italian banks of £439 million (£288 million net of non-controlling interest share).

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.3 - Other investments

				2011			2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Other investments – Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	20,690	3,774	2,796	27,260	29,015	983	2,522	32,520
Derivative financial instruments	343	1,139	16	1,498	115	1,050	10	1,175
Deposits with credit institutions	403	-	24	427	228	11	28	267
Minority holdings in property management undertakings	-	617	-	617	-	664	-	664
Other	466	-	109	575	558	48	108	714
Total	21,902	5,530	2,945	30,377	29,916	2,756	2,668	35,340
Total %	72.1%	18.2%	9.7%	100.0%	84.7%	7.8%	7.5%	100.0%

				2011		2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Other investments - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	19,299	3,188	59	22,546	25,661	379	-	26,040
Derivative financial instruments	16	31	2	49	13	61	-	74
Deposits with credit institutions	158	-	-	158	28	-	-	28
Minority holdings in property management undertakings	-	22	-	22	-	11	-	11
Other	458	-	-	458	547	-	-	547
Total	19,931	3,241	61	23,233	26,249	451	-	26,700
Total %	85.8%	13.9%	0.3%	100.0%	98.3%	1.7%	-	100.0%

				2011			2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Other investments - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	1,250	486	2,284	4,020	3,079	402	2,260	5,741
Derivative financial instruments	74	288	-	362	35	90	-	125
Deposits with credit institutions	61	-	-	61	39	-	-	39
Minority holdings in property management undertakings	-	579	-	579	-	593	-	593
Other	-	-	56	56	2	46	57	105
Total	1,385	1,353	2,340	5,078	3,155	1,131	2,317	6,603
Total %	27.3%	26.6%	46.1%	100.0%	47.8%	17.1%	35.1%	100.0%

	2011				2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Other investments - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	141	100	453	694	275	202	262	739
Derivative financial instruments	253	820	14	1,087	67	899	10	976
Deposits with credit institutions	184	-	24	208	161	11	28	200
Minority holdings in property management undertakings	-	16	-	16	-	60	-	60
Other	8	-	53	61	9	2	51	62
Total	586	936	544	2,066	512	1,174	351	2,037
Total %	28.4%	45.3%	26.3%	100.0%	25.1%	57.7%	17.2%	100.0%

In total 74% (31 December 2010: 83%) of shareholder other investments, are classified as Level 1 or 2 in the fair value hierarchy. The unit trusts and other investment vehicles invest in a variety of assets with the majority of the value being invested in Property and Equity securities with a smaller portion being invested in Debt Securities. The increase in Level 3 shareholder Other investments is primarily due to an additional investment in hedge funds of £193 million made by the US business.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.4 - Available for sale investments - Impairments and duration and amount of unrealised losses

The total impairment expense for 2011 for AFS debt securities was £19 million (31 December 2010: £78 million) less reversals of £nil (2010:£2 million).
      Total unrealised losses at 31 December 2011 on AFS debt securities and other investments were £229 million (31 December 2010: £252 million) and £10 million (31 December 2010: £nil), respectively. The continuous period for which these AFS classified securities have been in an unrealised loss position is disclosed below:

		0 - 6 months		7 - 12 months		More than 12 months		Total
2011 Excluding Delta Lloyd	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	1,781	(52)	353	(23)	540	(33)	2,674	(108)
Equity securities	-	-	-	-	2	-	2	-
Other investments	50	(2)	150	(8)	8	-	208	(10)
	1,831	(54)	503	(31)	550	(33)	2,884	(118)
20%-50% loss position:
Debt securities	14	(7)	15	(5)	168	(76)	197	(88)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	14	(7)	15	(5)	168	(76)	197	(88)
Greater than 50% loss position:
Debt securities	1	(2)	1	(2)	16	(29)	18	(33)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	1	(2)	1	(2)	16	(29)	18	(33)
Total
Debt securities	1,796	(61)	369	(30)	724	(138)	2,889	(229)
Equity securities	-	-	-	-	2	-	2	-
Other investments	50	(2)	150	(8)	8	-	208	(10)
	1,846	(63)	519	(38)	734	(138)	3,099	(239)

1 Only includes AFS classified securities that are in unrealised loss positions.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.4 - Available for sale investments - Impairments and duration and amount of unrealised losses continued

		0 - 6 months		7 - 12 months		More than 12 months		Total
2010 Excluding Delta Lloyd	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	4,157	(134)	71	(4)	917	(57)	5,145	(195)
Equity securities	-	-	-	-	-	-	-	-
Other investments	69	-	-	-	-	-	69	-
	4,226	(134)	71	(4)	917	(57)	5,214	(195)
20%-50% loss position:
Debt securities	18	(7)	-	-	39	(18)	57	(25)
Equity securities	2	(1)	-	-	-	-	2	(1)
Other investments	-	-	-	-	-	-	-	-
	20	(8)	-	-	39	(18)	59	(26)
Greater than 50% loss position:
Debt securities	2	(5)	-	-	10	(27)	12	(32)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	2	(5)	-	-	10	(27)	12	(32)
Total
Debt securities	4,177	(146)	71	(4)	966	(102)	5,214	(252)
Equity securities	2	(1)	-	-	-	-	2	(1)
Other investments	69	-	-	-	-	-	69	-
	4,248	(147)	71	(4)	966	(102)	5,285	(253)

1 Only includes AFS classified securities that are in unrealised loss positions.

We have not recognised an impairment charge in respect of unrealised losses as we believe the decline in fair value of these securities relative to their amortised cost to be temporary.
      At 31 December 2011, 98% of the AFS debt securities were held by our US business. In respect of debt securities in an unrealised loss position, we have the intent to hold these securities for a sufficient period to recover their value in full and the ability to hold them to maturity, as they are held to match long-term policyholder liabilities of the same or longer duration. In the US the decrease in unrealised losses experienced during 2011, reflects a decrease in the US government treasury yield curve, partially offset by widening credit spreads. In addition, a continued reversal of unrealised losses would be expected as bonds purchased at historically low credit spreads pre-financial crisis approach maturity. Where factors specific to an issuer have resulted in an unrealised loss we have considered whether the security is impaired and recognised an impairment charge where necessary.
      Of the total AFS debt security impairment expense for 2011, £19 million relates to our US business, of which £12 million relates to Alt-A securities and £6 million to commercial mortgage backed securities, that are not yet in default but showed continued deterioration in market values, NAIC rating downgrades or defaults on more junior tranches which are considered indicators of impairment.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.5 - Exposures to peripheral European countries

As with other disclosures in the analysis of assets section, all current and comparative figures stated below exclude Delta Lloyd.
Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these assets are valued on a mark to market basis under IAS 39, and therefore our balance sheet and profit and loss statement already reflect any reduction in value between the date of purchase and the balance sheet date. The significant majority of these holdings is within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
      Net of non-controlling interests, our direct shareholder assets exposure to the governments (and local authorities and agencies) of Greece, Ireland, Portugal, Italy and Spain has reduced since 2010 and is detailed below. 86% (FY10: 80%) of our shareholder asset exposure to Greece, Ireland, Italy, Portugal and Spain arises from investment exposure in businesses domiciled in the respective countries.

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests,

excluding policyholder assets)

2011	Participating fund assets £billion	Shareholder assets £billion	Total £billion
Greece	-	-	-
Ireland	0.3	0.2	0.5
Portugal	0.2	-	0.2
Italy	5.6	0.8	6.4
Spain	0.8	0.3	1.1
Total Greece, Ireland, Portugal, Italy and Spain	6.9	1.3	8.2
FY10 Greece, Ireland, Portugal, Italy and Spain	6.2	1.6	7.8

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests,

excluding policyholder assets)

2011	Participating fund assets £billion	Shareholder assets £billion	Total £billion
Greece	-	-	-
Ireland	0.4	0.2	0.6
Portugal	0.2	-	0.2
Italy	9.7	1.1	10.8
Spain	1.0	0.6	1.6
Total Greece, Ireland, Portugal, Italy and Spain	11.3	1.9	13.2
FY10 Greece, Ireland, Portugal, Italy and Spain	11.3	2.0	13.3

D3 - Analysis of asset quality continued
D3.4.6 -Exposure to worldwide banks debt and equity securities
Direct shareholder exposures to worldwide banks - debt and equity securities (net of non-controlling interests, excluding policyholder assets)

Debt securities									Equity securities
	Senior debt			Subordinated debt
Shareholder assets - debt and equity securities	Covered/ secured £bn	Senior unsecured £bn	Total senior debt £bn	Lower tier2 £bn	Upper tier 2 £bn	Tier1 £bn	Untiered £bn	Total subordinated debt £bn	Total £bn	Preferred shares £bn	Ordinary shares £bn	Total equity securities £bn
Austria	-	-	-	-	-	-	-	-	-	-	-	-
Belgium	-	-	-	-	-	-	-	-	-	-	-	-
Finland	-	-	-	-	-	-	-	-	-	-	-	-
France	0.1	0.1	0.2	0.1	-	-	-	0.1	0.3	-	-	-
Germany	-	0.1	0.1	0.1	-	-	-	0.1	0.2	-	-	-
Ireland	-	-	-	-	-	-	-	-	-	-	-	-
Italy	-	0.1	0.1	-	-	-	-	-	0.1	-	0.3	0.3
Netherlands	-	0.3	0.3	0.1	-	-	-	0.1	0.4	-	-	-
Portugal	-	-	-	-	-	-	-	-	-	-	-	-
Spain	0.5	0.1	0.6	0.2	-	-	-	0.2	0.8	-	-	-
United Kingdom	0.2	0.4	0.6	0.4	-	0.1	-	0.5	1.1	-	-	-
United States	-	1.1	1.1	0.4	-	0.1	0.4	0.9	2.0	-	0.1	0.1
Other	-	0.7	0.7	0.1	0.1	0.1	-	0.3	1.0	0.2	-	0.2
Total	0.8	2.9	3.7	1.4	0.1	0.3	0.4	2.2	5.9	0.2	0.4	0.6

Net of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities and equities is £6.5 billion. The majority of our holding (57%) is in senior debt (covered, secured and senior unsecured). The primary exposures are to United States (32%) and United Kingdom (17%) banks. Our holdings include strategic holdings in Unicredit and other Italian banks of £288 million.

Participating funds assets exposure to worldwide banks - debt and equity securities (net of non-controlling interests, excluding policyholder assets)

Debt securities										Equity securities
	Senior debt			Subordinated debt
Participating funds assets - debt and equity securities	Covered/ secured £bn	Senior unsecured £bn	Total senior debt £bn	Lower tier2 £bn	Upper tier2 £bn	Tier1 £bn	Untiered £bn	Total subordinated debt £bn	Total £bn	Preferred shares £bn	Ordinary shares £bn	Total equity securities £bn
Austria	-	0.2	0.2	-	-	-	-	-	0.2	-	-	-
Belgium	-	-	-	-	-	-	-	-	-	-	-	-
France	1.7	1.7	3.4	-	0.6	0.2	-	0.8	4.2	-	-	-
Germany	-	0.6	0.6	0.1	0.3	-	-	0.4	1.0	-	-	-
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-	-	-	-
Italy	0.1	0.2	0.3	-	0.1	-	-	0.1	0.4	-	-	-
Netherlands	0.1	1.4	1.5	-	0.2	-	-	0.2	1.7	-	-	-
Portugal	-	0.1	0.1	-	-	-	-	-	0.1	-	-	-
Spain	0.7	0.2	0.9	0.1	0.2	-	-	0.3	1.2	-	-	-
United Kingdom	0.2	0.6	0.8	0.4	0.6	0.1	-	1.1	1.9	0.1	0.4	0.5
United States	-	0.9	0.9	0.1	-	-	-	0.1	1.0	-	-	-
Other	0.1	1.8	1.9	0.4	0.1	0.1	-	0.6	2.5	-	0.4	0.4
Total	2.9	7.7	10.6	1.1	2.1	0.4	0.0	3.6	14.2	0.1	0.8	0.9

Net of non-controlling interests, the participating fund exposures to worldwide banks debt securities and equities is £15.1 billion. The majority of the exposure (70%) is in senior debt (covered, secured and senior unsecured). Participating funds are the most exposed to France (28%) and United Kingdom (16%) banks. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.

D3 - Analysis of asset quality continued
Direct shareholder exposures to worldwide banks - debt and equity securities (gross of non-controlling interests, excluding policyholder assets)

	Debt securities									Equity securities
	Senior debt			Subordinated debt
Shareholder assets - debt and equity securities	Covered/ secured £bn	Senior unsecured £bn	Total senior debt £bn	Lower tier2 £bn	Upper tier2 £bn	Tier1 £bn	Untiered £bn	Total subordinated debt £bn	Total £bn	Preferred shares £bn	Ordinary shares £bn	Total equity securities £bn
Austria	-	-	-	-	-	-	-	-	-	-	-	-
Belgium	-	-	-	-	-	-	-	-	-	-	-	-
Finland	-	-	-	-	-	-	-	-	-	-	-	-
France	0.1	0.1	0.2	0.1	-	-	-	0.1	0.3	-	-	-
Germany	-	0.1	0.1	0.1	-	-	-	0.1	0.2	-	-	-
Ireland	0.1	-	0.1	-	-	-	-	-	0.1	-	-	-
Italy	-	0.2	0.2	-	-	-	-	-	0.2	-	0.4	0.4
Netherlands	-	0.4	0.4	0.1	-	0.1	-	0.2	0.6	-	-	-
Portugal	-	-	-	-	-	-	-	-	-	-	-	-
Spain	0.8	0.1	0.9	0.2	-	-	-	0.2	1.1	-	0.1	0.1
United Kingdom	0.2	0.4	0.6	0.5	-	-	-	0.5	1.1	-	-	-
United States	-	1.1	1.1	0.4	-	0.1	0.4	0.9	2.0	-	0.1	0.1
Other	-	0.7	0.7	0.1	0.1	0.1	-	0.3	1.0	0.2	-	0.2
Total	1.2	3.1	4.3	1.5	0.1	0.3	0.4	2.3	6.6	0.2	0.6	0.8

Gross of non-controlling interests, our direct shareholder assets exposure to worldwide banks debt securities and equities is £7.4 billion. The majority of our holding (58%) is in senior debt (covered, secured and senior unsecured). The primary exposures are to United States (28%), Spain (16%) and United Kingdom (15%) banks. Our holdings include strategic holdings in Unicredit and other Italian banks of £439 million.

Participating funds assets exposure to worldwide banks - debt and equity securities (gross of non-controlling interests, excluding policyholder assets)

	Debt securities									Equity securities
	Senior debt			Subordinated debt
Participating funds assets - debt and equity securities	Covered/ secured £bn	Senior unsecured £bn	Total senior debt £bn	Lower tier2 £bn	Upper tier2 £bn	Tier1 £bn	Untiered £bn	Total subordinated debt £bn	Total £bn	Preferred shares £bn	Ordinary shares £bn	Total equity securities £bn
Austria	-	0.2	0.2	-	-	-	-	-	0.2	-	-	-
Belgium	-	0.1	0.1	-	-	-	-	-	0.1	-	-	-
France	1.9	1.8	3.7	-	0.7	0.2	-	0.9	4.6	-	-	-
Germany	-	0.6	0.6	0.1	0.3	-	-	0.4	1.0	-	-	-
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-	-	-	-
Italy	0.1	0.4	0.5	-	0.1	-	-	0.1	0.6	-	-	-
Netherlands	0.2	1.4	1.6	0.1	0.2	-	-	0.3	1.9	-	-	-
Portugal	-	0.1	0.1	-	-	-	-	-	0.1	-	-	-
Spain	1.0	0.3	1.3	0.1	0.2	-	-	0.3	1.6	-	-	-
United Kingdom	0.2	0.7	0.9	0.5	0.6	0.1	-	1.2	2.1	0.1	0.4	0.5
United States	-	0.9	0.9	0.1	-	-	-	0.1	1.0	-	0.1	0.1
Other	0.1	2.0	2.1	0.4	0.1	0.1	-	0.6	2.7	-	0.4	0.4
Total	3.5	8.5	12.0	1.3	2.2	0.4	0.0	3.9	15.9	0.1	0.9	1.0

Gross of non-controlling interests, the participating fund exposures to worldwide banks debt securities and equities is £16.9 billion. The majority of the exposure (71%) is in senior debt (covered, secured and senior unsecured). Participating funds are the most exposed to France (27%) and United Kingdom (15%) banks. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.

D3 - Analysis of asset quality continued
D3.4.7 - Non UK Government Debt Securities (gross of non-controlling interests)
The following is a summary of non UK government debt by issuer as at 31 December 2011 analysed by policyholder, participating and shareholder funds.

Non UK Government Debt Securities1	31 December 2011
	Policyholder £m	Participating £m	Shareholder £m	Total £m
Austria	28	512	58	598
Belgium	30	1,029	176	1,235
France	215	7,529	1,634	9,378
Germany	239	1,751	792	2,782
Greece	-	46	2	48
Ireland	33	378	216	627
Italy	273	9,670	1,056	10,999
Netherlands	63	1,284	136	1,483
Poland	509	720	329	1,558
Portugal	-	204	8	212
Spain	46	1,046	639	1,731
European Supranational debt	114	2,376	856	3,346
Other European countries	125	410	91	626
Europe	1,675	26,955	5,993	34,623

Canada	18	195	2,342	2,555
United States	129	66	1,631	1,826
North America	147	261	3,973	4,381

Singapore	8	309	211	528
Sri Lanka	21	2	139	162
Other	391	1,262	227	1,880
Asia Pacific and other	420	1,573	577	2,570
Total	2,242	28,789	10,543	41,574

1 As a result of the partial disposal of Aviva's stake in Delta Lloyd, from 6 May 2011 the Group has ceased to consolidate the results and net assets of the Delta Lloyd Group. Throughout the disclosure, therefore, Delta Lloyd has been excluded for the purposes of the 31 December 2010 to allow for a proper comparison, unless otherwise noted.

At 31 December 2011, the Group's total government (non-UK) debt securities stood at £41.6 billion (FY10: £38.7 billion, excluding Delta Lloyd), an increase of £2.9 billion. The significant majority of these holdings are within our participating funds where our risk to our shareholders is governed by the nature and extent of our participation within those funds.
      Our direct shareholder asset exposure to government (non-UK) debt securities amounts to £10.5 billion (FY10: £10.2 billion). The primary exposures, relative to total shareholder (non-UK) government debt exposure, are to French (15.5%) and Italian (10.0%)  (non-UK) government debt securities. Our combined exposure to Greek, Portuguese and Irish debt is £0.2 billion (FY10: £0.5 billion), a decrease of £0.3 billion.
      The participating funds exposure to (non-UK) government debt amounts to £28.8 billion (FY10: £26.2 billion), an increase of £2.6 billion. The primary exposures, relative to total (non-UK) government debt exposures included within our participating funds, are to the (non-UK) government debt securities of France (26.2%), Italy (33.6%), Belgium (3.6%), Spain (3.6%), Germany (6.1%) and Netherlands (4.5%).

D3 - Analysis of asset quality continued

Non UK Government Debt Securities	31 December 2010
	Policyholder £m	Participating £m	Shareholder £m	Total £m
Austria	35	551	36	622
Belgium	35	299	60	394
France	249	6,965	1,496	8,710
Germany	286	1,564	960	2,810
Greece	2	109	4	115
Ireland	48	530	455	1,033
Italy	344	9,415	1,148	10,907
Netherlands	58	804	88	950
Poland	522	839	343	1,704
Portugal	2	355	11	368
Spain	54	868	367	1,289
European Supranational debt	93	2,257	706	3,056
Other European countries	72	222	40	334
Europe	1,800	24,778	5,714	32,292

Canada	11	189	2,243	2,443
United States	116	30	1,649	1,795
North America	127	219	3,892	4,238

Singapore	6	350	141	497
Sri Lanka	11	-	108	119
Other	279	888	365	1,532
Asia Pacific and other	296	1,238	614	2,148

Total (excluding Delta Lloyd)	2,223	26,235	10,220	38,678
Delta Lloyd	1,292	3,744	6,806	11,842
Total	3,515	29,979	17,026	50,520

D3 - Analysis of asset quality continued

D3.5 - Reinsurance assets
The Group assumes and cedes reinsurance in the normal course of business, with retention limits varying by line of business. Reinsurance assets primarily include balances due from both insurance and reinsurance companies for ceded insurance liabilities. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provisions or settled claims associated with the reinsured policies and in accordance with the relevant reinsurance contract.
      If a reinsurance asset is impaired, the Group reduces the carrying amount accordingly and recognises that impairment loss in the income statement. A reinsurance asset is impaired if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract, and the event has a reliably measurable impact on the amounts that the group will receive from the reinsurer.
      For the table below, reinsurance asset credit ratings are stated in accordance with the following approach:
■ If available, Standard & Poor's rating;
■ If the counterparty is not rated by Standard & Poor's, the AM Best rating is used;
■ In the absence of a rating from either Standard & Poor's or AM Best, assets have been classified as non-rated.

	Financial assets that are past due but not impaired
Arrears 2011	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Total £m
Policyholder assets	1,454	-	-	-	-	-	1,454
Participating fund assets	684	-	-	-	-	-	684
Shareholder assets	4,974	-	-	-	-	-	4,974
Total	7,112	-	-	-	-	-	7,112
Total %	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%
2010 Total (excluding Delta Lloyd)	6,567	-	-	-	-	-	6,567
2010 Total % (excluding Delta Lloyd)	100.0%	-	-	-	-	-	100.0%

					Rating
Ratings 2011	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Policyholder assets	-	634	799	-	-	21	1,454
Participating fund assets	-	595	21	-	-	68	684
Shareholder assets	2	3,754	830	-	27	361	4,974
Total	2	4,983	1,650	-	27	450	7,112
Total %	0.0%	70.1%	23.2%	0.0%	0.4%	6.3%	100.0%
2010 Total (including Delta Lloyd)	14	4,139	1,786	109	10	1,026	7,084
2010 Total % (including Delta Lloyd)	0.2%	58.4%	25.3%	1.5%	0.1%	14.5%	100.0.%
The main driver of the decrease in AAA rated exposures is the downgrade of Caisse Centrale de Reassurance by S&P during 2011. Movement from A to AA rated exposures is driven by the upgrade of Swiss Re by S&P during 2011. The total exposure to non-rated reinsurance entities decreased by £576 million from 2010 (including Delta Lloyd) to 2011.

D3.6 - Receivables and other financial assets

	Financial assets that are past due but not impaired
Arrears 2011	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Total £m
Policyholder assets	175	8	-	-	-	-	183
Participating fund assets	2,334	-	-	-	-	-	2,334
Shareholder assets	5,154	126	148	2	3	-	5,433
Total	7,663	134	148	2	3	-	7,950
Total %	96.4%	1.7%	1.9%	0.0%	0.0%	0.0%	100.0%
2010 Total (excluding Delta Lloyd)	7,179	39	17	29	10	-	7,274
2010 Total % (excluding Delta Lloyd)	98.8%	0.5%	0.2%	0.4%	0.1%	0.0%	100.0%

D3 - Analysis of asset quality continued

D3.6 - Receivables and other financial assets continued
Credit terms vary from subsidiary to subsidiary, and from country to country, and are set locally within overall credit limits prescribed by the Group Credit Approvals Committee, and within the framework of the Group Credit Risk Policy.
      The credit quality of receivables and other financial assets is managed at the local business unit level. Where assets classed as 'past due and impaired' exceed local credit limits, and are also deemed at sufficiently high risk of default, an analysis of the asset is performed and a decision is made whether to seek sufficient collateral from the counterparty or to write down the value of the asset as impaired.
      The Group reviews the carrying value of its receivables at each reporting period. If the carrying value of a receivable or other financial asset is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment.

D3.7 - Cash and cash equivalents
Cash and cash equivalents consist of cash at banks and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months maturity from the date of acquisition, and include certificates of deposit with maturities of less than three months at date of issue.

D4 - Pension fund assets

In addition to the assets recognised directly on the Group's balance sheet outlined in the disclosures above, the Group is also exposed to the 'Plan assets' that are shown net of the present value of scheme liabilities within the IAS 19 net pension surplus. Pension surpluses are included within other assets and pension deficits are recognised within provisions in the Group's consolidated statement of financial position.
      Plan assets include insurance policies of £163 million in the UK scheme. The 2010 comparatives exclude insurance policies in the Dutch scheme which were considered non-transferable under the requirements of IAS 19 and so were excluded as assets of the relevant scheme in this table. Delta Lloyd ceased to be a subsidiary on 6 May 2011.

	2011					2010
	United Kingdom £m	Delta Lloyd £m	Ireland £m	Canada £m	Total £m	United Kingdom £m	Delta Lloyd £m	Ireland £m	Canada £m	Total £m
Equities	735	-	46	76	857	2,435	-	50	54	2,539
Bonds	8,663	-	233	129	9,025	5,533	-	202	150	5,885
Property	657	-	13	-	670	558	-	17	-	575
Other	1,135	-	90	14	1,239	835	7	118	12	972
Total	11,190	-	382	219	11,791	9,361	7	387	216	9,971

Risk management and asset allocation strategy
The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme's assets are invested in a diversified portfolio, consisting primarily of equity and debt securities. These reflect the current long-term asset allocation ranges chosen, having regard to the structure of liabilities within the schemes.

Main UK scheme
Both the Group and the trustees regularly review the asset/liability management of the main UK scheme. It is fully understood that, whilst the current asset mix is designed to produce appropriate long-term returns, this introduces a material risk of volatility in the scheme's surplus or deficit of assets compared with its liabilities.
      The principal asset risks to which the scheme is exposed are:
■ Equity market risk - the effect of equity market falls on the value of plan assets.
■ Inflation risk - the effect of inflation rising faster than expected on the value of the plan liabilities.
■ Interest rate risk - falling interest rates leading to an increase in liabilities significantly exceeding the increase in the value of assets.

There is also an exposure to currency risk where assets are not denominated in the same currency as the liabilities. The majority of this exposure has been removed by the use of hedging instruments.
      In 2011, there has been a further reduction in the proportion of assets invested in equities, thereby mitigating the equity risk above. In addition, the trustees have taken further measures to partially mitigate inflation and interest rate risks.

Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

D5 - Available funds

To ensure access to liquidity as and when needed, the Group maintains over £2.1 billion of undrawn committed central borrowing facilities with various highly rated banks, £0.75 billion of which is allocated to support the credit rating of Aviva plc's £2 billion commercial paper programme. The expiry profile of the undrawn committed central borrowing facilities is as follows:

£m
Expiring in one year	955
Expiring beyond one year	1,160
Total	2,115

D6 - Guarantees

As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.
      For the UK Life with-profit business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions do not materially differ from those determined on a market consistent basis.
      In all other businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% decrease in interest rates and 10% decline in equity markets).

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End of Part 4 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 8 March, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary